129

08002948

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Globex Mining Enterprises

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 04 2008

THOMSON REUTERS

BEST AVAILABLE COPY

**NEW ADDRESS

FILE NO. 82- 04025 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 6/2/08

Ref.: File no. 82-4025

RECEIVED
2008 MAY 29 A 9:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12-31-07
AR/S

GLOBEX

Annual Report 2007

Table of Contents

Message to Shareholders

In like a lion, out like a lamb or maybe a lion in sheep's clothing, best describes 2007. Despite several projects approaching commercial production, good metal prices, strong demand for option properties, healthy cash and share positions and no debt, we suffered a dramatic decline in share price principally due to external forces. The sub-prime debacle caused a major financial institution with a large share position to quickly liquidate its whole portfolio of stocks, including Globex, significantly worsening an already weak market. Combine this with the worldwide fear over where the Global economy is headed, add the topping out and then limited decline of base metal prices and a climate emerged where confidence in the markets not only caused people to sell their share positions, but effectively eliminated the pool of potential new investors.

As I write this, investor confidence has not returned in any significant way to the market place and despite numerous bargains, the investing public is still keeping their wallets in their pockets. Globex has recovered some of its stock price declines but still has a way to go.

Despite the disappointing performance of our stock price in the last quarter of 2007, Globex is stronger than ever. A drop in share price has no effect on our mineral in the ground. We have more properties, more tonnes of mineral in the ground, more properties advancing or advanced to production, more options paying Globex cash and shares, more ongoing exploration, more future revenue in sight and more cash on hand: All this, with only minor dilution to shareholders and no debt.

While the bumpy ride that the markets have given us is more than somewhat distracting, management has not lost its focus. We are succeeding in realizing the untapped value of our assets through options and royalties that not only entail significant exploration expenditures on our properties, but also generate immediate and possible future revenue for Globex. Examples of this are the First Metals and SRA agreements which have already generated several million dollars of value into Globex's coffers and will generate millions more in 2008 and beyond through commercial production.

In the wings, agreements with Acadian Mining Corporation, Rocmec Mining, Animiki, C2C and Processor, to name a few, are expected to generate additional option and royalty revenue over time.

Globex with partner Queenston Mining Inc. are considering the next step as regards the Ironwood Gold deposit. Several scenarios are under discussion and work to decide which of these is appropriate has already begun. Shareholders will be updated at the appropriate time as we progress toward what may be a departure from Globex's passive approach, driven by the grade and location of the gold deposit.

I am very optimistic as to the Company's future and remain its largest shareholder. Despite present stock market conditions, if base metal prices at least stay where they are, we have the prospect of generating significant revenue which we can use to increase our asset base and advance existing projects without diluting shareholders. The gorilla on the sidelines is the eventual influence of rising metal prices, particularly gold, on Globex's stock price and our asset base which has a very large gold component. Interestingly the significant rise in the gold price since August 2007 has not trickled down to the junior mining sector. When it does, the effect could be dramatic for Globex.

(Signed)
Jack Stoch
President and Chief Executive Officer

DATED at Rouyn-Noranda, Quebec
March 21, 2008

Management Discussion and Analysis

THE ANNUAL INFORMATION FORM (AIF) CONTAINS A DETAILED DISCUSSION OF THE NUMEROUS PROPERTIES HELD BY THE COMPANY.

Overview

Globex is a Canadian mining exploration company with a large portfolio of early to mid-stage exploration and development properties. Numerous properties are being actively explored by Globex or its option or joint venture partners, with three properties currently being advanced toward commercial production or in pre-production. The Company seeks to create shareholder value by acquiring properties, enhancing and developing them for optioning, joint venturing or vending, with the ultimate aim of production. Optioning exploration properties is one of the strategies Globex employs to manage its extensive mineral property portfolio as well as to conserve cash. This model allows Globex to acquire hard cash while ensuring its properties are being explored and still retaining an interest in any future production. The term option as related to Globex property deals should be understood as follows: in exchange for annual cash and/or share payments and an annual monetary work commitment on the property, Globex grants the Optionee the right to acquire an interest in the optioned property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. All conditions of the agreement must be met before any interest in the property accrues to the Optionee. Generally, the option contract automatically terminates if any single payment or annual work commitment is not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Gross Metal Royalty (GMR) or other carried interest in the property. Outright property sales also include some form of royalty interest payable when projects achieve commercial production.

Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the OTCQX in the USA.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all monetary values are expressed in Canadian dollars unless otherwise expressly stated.

Selected Annual Information

Years ending December 31	**2007**	2006	2005
Total assets	$ 16,324,219	$ 8,139,230	$ 3,811,691
Total liabilities	1,682,410	178,255	121,614
Total revenues	1,179,768	2,105,570	832,091
Cash Flow Highlights			
Net (loss) earnings	(898,403)	662,077	(236,869)
Add non-cash items included in net (loss) earnings	422,567	596,397	469,407
Changes in non-cash operating working capital items	819,562	(450,492)	(33,172)
Financing activities	4,020,652	2,271,415	1,472,030
Investing activities	(2,452,080)	(3,455,551)	(1,058,158)
Cash and cash equivalents, end of the year	2,242,511	330,213	706,367
Dividends	-	-	-
Net (loss) earnings per share - basic and diluted	(0.05)	0.04	(0.02)
Common shares issued	17,822,674	16,459,550	15,287,640
Fully diluted common shares	20,238,174	19,096,450	17,925,640

Summary of Quarterly Results

The following table shows selected results by quarter for the last eight quarters.

	2007				2006			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenues	$341,945	$474,997	$160,305	$202,521	$578,333	$833,390	$405,629	$288,218
Net earnings (loss)	17,935	(361,594)	(509,763)	(44,981)	724,938	(287,383)	197,728	26,794
Net earnings (loss) per share - basic and diluted	-	(0.02)	(0.03)	-	0.05	(0.02)	0.01	-

Results of Operations

To December 31, 2007 Globex reported a net loss of $898,403, compared to net earnings of $662,077 in 2006.

Revenue of $1,179,768 (2006 - $2,105,570) included option income totalling $221,500 (2006 - $1,774,286) with Hawk Uranium Inc. continuing the Grand Calumet township option, $35,000 and 250,000 shares valued at $37,500; Gold Bullion Development Corp.'s option payment was $35,000 and 100,000 shares valued at $19,500 (Rousseau township property); Plato Gold Corp. paid $25,000 for the Vauquelin township option; a new option agreement with Animiki Mining Corporation Ltd. and C2C Inc. for 50% of the Blackcliff Property, Malartic township, contributed $12,500 and 200,000 shares valued at $57,000 to option income.

Option income can vary considerably from year to year, depending on the quality of the properties being optioned. The closer a property is to production, the greater its option price. In 2006, options of advanced properties to Rocmec Mining Inc., First Metals Inc. and Plato Gold Corp. contributed $1,400,286 to option revenue: The balance, some $374,000, was contributed by less important properties. 2007 option revenue reflects the fact that this years' property options, although numerous, represent significantly less advanced projects.

Partial sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing these costs to nil prior to recognizing any gains. Shares received under option agreements are valued at the closing price on the contract date and may be discounted to reflect managements' view of the carrying value of the shares received.

Metal Royalty income totalled $125,277 for 2007 (2006 – $3,775). First Metals Inc. started production in November 2007 at its Fabie Bay mine in Hebecourt township, generating $86,187 in royalty revenue for Globex: Production is subject to a 2% net metal return. A 10% net profit royalty on all production from the Fabie Bay Mine is due after the recovery of $10 million in capital cost. Metal royalty income from the Russian Kid Mine of $39,090 in 2007 has failed to meet expectations thus far. Rocmec Mining Inc. must pay a net metal royalty of 5% on all metals generated in the production of the first 25,000 gold ounces and 3% on all metals produced thereafter from the Russian Kid Mine.

The $601,029 year to date gain on the sale of marketable securities (2006 - $168,668) resulted predominantly from the sale of the following companies' shares:

	2007	2006
Noront Resources Ltd.	$ 350,006	$ 125,704
Rocmec Mining Inc.	64,404	49,468
Rocher Deboule Minerals Corp.	50,370	2,415
VG Gold Corp.	44,930	4,647
Pencari Mining Corporation	43,747	-
Strategic Resource Acquisition Corporation	37,594	-

These shares were acquired when Optionees paid a portion of their option payments in common shares, recognized by the Company as option income in the appropriate period.

Interest income of $186,908 (2006 - $95,491) earned mainly from GIC's reflects cash on hand committed to future exploration programs.

Management fees of $41,952 (2006 - $54,968) were earned from the Wood-Pandora JV. The project was halted to allow for the completion of a NI 43-101 resource study. The final report, dated February 26, 2008, was posted on SEDAR on March 19, 2008.

The management of Silver Capital AG anticipates completion of their IPO by mid-2008 at which time the final element of the Suffield Mine option payment, 400,000 shares of Silver Capital AG, are expected. Production from the property is subject to a 3% net metal royalty.

2007 total expenses were $1,909,201 compared to 2006 costs of $1,972,291.

The main component in both years' costs is stock-based compensation: 2007- $828,864 compared to $1,250,708 in 2006. Recognition of contribution to the success of the Company through stock-based compensation conserves cash and acts as an incentive for employees and service providers to maintain their high level of participation.

2007 Deferred exploration expenditures at $3.0 million were 3.7 times 2006 exploration spending of $813,399. Although the bulk of this increase was financed by flow-through dollars, an equivalent percentage increase in hard cash spending on corporate related activities including staffing, was expected.

Administration costs increased by $223,757 with $88,019 the direct result of additional personnel. On September 21, 2007, the Company moved to new offices in its own building: Non capital expenses relating to the move, including office renovations, were approximately $42,000. Training costs increased by $22,000 over 2006: The Company sponsored an employee pursuing an MBA and 3 of its Directors completed Directors' Accreditation courses during the year. In 2007, the Company was represented at a variety of international trade shows from the PDAC in Toronto to the 2007 Commodities Conference in Frankfurt, Germany: Conferences, conventions and travel amounted to $93,752, a decrease of $6,163 over 2006.

The cost of professional fees and outside services was $319,598, $52,614 or 20% higher than 2006 due to: Audit fees, $26,011 above 2006, due to increased compliance standards, the introduction of Directors' liability insurance at a cost of $18,750 and additional regulatory fees of $9,188, principally due to the 2007 OTCQX listing.

The stronger value of the Canadian dollar translated into a loss on foreign exchange of $36,728 due to the devaluation of the U.S. reclamation bonds posted on our Washington state property, and the Euro cash account.

Exploration expense written down in 2007 at $77,356 exceeded 2006 by $22,316.

Property and equipment additions in 2007 were $309,334 (2006 - $79,956). Globex purchased an office building in Rouyn-Noranda and two (2) adjacent lots, refurbished the building, added office equipment, furniture and computers.

Amortization at $50,683 in 2007 was greater then 2006, $29,734.

Exploration Activities and Mining Properties

The Company, to the best of its ability, conducts exploration activities in compliance with "Exploration Best Practices Guidelines" established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards with exploration programs planned and managed by "Qualified Persons" who ensure that QA/QC practices are consistent with National Instrument 43-101 standards. On all projects, diamond drill core is sampled by a Qualified Person and is split in half with one-half of the core analyzed, in the case of gold, by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. The second-half of the drill core is retained for future reference. Other elements are determined in an industry acceptable manner, for either geochemical trace signatures or metal ore grades.

In early January 2007, a 1,018 line-kilometre airborne geophysical survey was conducted over Company properties in the Chibougamau, Senneterre and Cadillac areas of Northern Quebec at a total cost of $140,364. Ground follow-up was undertaken on several of the properties during the summer. Another airborne geophysical survey was performed over Joutel and adjacent areas and two Globex properties north of Rouyn-Noranda. The total cost of these 4,546 line-kilometre surveys amounted to $691,871. Complete data and reports are expected in April 2008.

Drilling re-commenced in mid-March on the Wood-Pandora property, a 50/50 Globex and Queenston Mining Inc. Joint Venture in Cadillac township, Quebec. A total of 2,497 metres, including 3 drill holes and 1 extension, were drilled testing the Ironwood discovery located on the Wood Mine portion of the joint venture. Much of the delineation of the Ironwood Zone has now been completed by the surface drilling. An independent NI 43-101 compliant resource evaluation of this mineralized body commenced in late 2007, with the objective of taking this project to an advanced exploration phase or possibly production. The final report, dated February 26, 2008, was posted on SEDAR on March 19, 2008.

As a natural extension to exploring the Ironwood discovery, in mid-May the Wood-Pandora Joint Venture moved a diamond drill onto the Central-Cadillac portion of the property, following completion of surface geophysical and geological surveys. Thirteen (13) diamond drill holes were completed for a total of 5,703 metres. This work was targeted at stratigraphically testing for Ironwood-style mineralization, north of the Larder-Cadillac Break structure. Some assays are still outstanding. Drilling encountered some submetre wide auriferous quartz intersections. The significance of these discoveries is currently being reviewed. In addition, the joint venture also completed a 210 metre long drill hole that tested the former Amm Shaft mine area to the east. The Company's share of 2007 project costs, accounted for by using proportional consolidation, was $447,849 (2006 - $498,537). Globex is operator of the JV which commenced in 2004. Globex and partner Queenston Mining Inc. are studying the next phase of work as regards the Ironwood Gold Zone.

Drilling on the Lyndhurst No. 1 Zone area by Globex and our partner Agrégats R-N Inc. was completed in August. A total of 24 bore holes were put down for 2,056 metres. Copper assays for this work have been received and data is currently being reviewed and compiled. Additional work is contemplated.

Globex completed 2 drill holes, totalling 2,619 metres, to test a deep Insight induced polarization anomaly on Globex's Vauze property. The first hole, 1,506 metres long, intersected wide zones of alteration with in some case heavy pyrite over wide widths and chalcopyrite and pyrite over smaller intersections. The second hole, 1,108 metres long, tested a distinct resistivity anomaly. No economic mineralization was encountered. Other untested targets remain on the property. Globex acquired three additional claims on the eastern side of the main claim block.

Globex engaged a firm to fly 3 separate airborne, deep penetration electromagnetic and magnetic surveys. Two surveys tested Globex's Lyndhurst and Vauze properties while a very large survey covered an entire mining camp as well as some 40 kilometres of prospective ground in another area.

Preliminary geophysics has been completed on Globex's 100% owned Parbec Gold property. One (1) drill hole, totalling 735 metres, was completed in the fourth quarter. Drilling continued into the first quarter of 2008.

A twenty-two (22) hole drill program, totalling 4,307 metres, was completed to test select target areas within the first 650 vertical metres of the Normetal Mine. Targets included massive and stringer copper, zinc, gold, silver mineralization. Assay data is being compiled. The drilling was particularly difficult due to the necessity to drill the deposit from the south, down rock fabric. This caused wide deviations of many drill holes from the target areas and the loss of a number of drill holes.

Gold Bullion received the permit required in order to dewater the Rousseau Gold ramp and proceed with a 40,000 tonne bulk sample. They have not been able to implement the proposed dewatering of the ramp and underground work due to a shortage of equipment and personnel.

Globex commenced discussions of options and joint ventures for several Globex properties. The discussions are continuing. Our Bilson-Cubric nickel, platinum, palladium property and recently acquired Duvan Copper Mine were sold to a new, as yet unlisted, company called Bull's Eye Exploration Inc. for a retained 4% gross metal royalty and 2 million Bull's Eye Exploration Inc. shares. Since signing the agreement additional claims were acquired and are included in the royalty agreement. Recently, preliminary field work started on these properties and drilling by Bull's Eye Exploration Inc. started on the Bilson-Cubric nickel property. Subsequent to year end, Globex vended the Halliwell copper-gold property to Bull's Eye Exploration Inc., retaining a 2% gross metal royalty.

In April 2007, Globex purchased 3 net smelter royalties and 3 claims from the Receiver of McWatters Mines Inc. The royalties cover the East Amphi and Fourax gold properties now being explored by Osisko Exploration Ltd. and the Fayolle Gold property being explored by Typhoon Exploration Inc. Exploration on these royalty properties is ongoing with Typhoon announcing additional gold intersections on the Fayolle property in February 2008 and Osisko diligently exploring both the East Amphi and Fourax properties.

Noront Resources Inc. flew a geophysical survey over large sections of the Hunters Point property and followed up with ground prospecting and geophysics. New radioactive showings were located. Unfortunately Noront's interest and resources were diverted from this project due to their copper-nickel discovery in northern Ontario and the option was allowed to lapse. Globex has entered discussions with another mining company concerning the Hunters Point property.

Hawk Uranium Inc. continued their work in 2007 on the Grand Calumet uranium property including an airborne geophysical survey and additional land acquisition and ground follow-up. Unfortunately, Hawk is being denied access to two claims covering an indicated historical uranium-rich zone. Efforts to resolve the access problem have so far been futile in part due to the Quebec Government's refusal to enforce the provisions of the Mining Act which deal with such problems. Globex has given Hawk an initial 4 month extension to the option payment date while they attempt to solve the problem.

Silver Capital AG has completed ground geophysics on the Suffield property and plans further work including additional geophysics and diamond drilling.

Globex optioned a diamond prospect in the area of Superior Diamonds kimberlite discoveries near Ville-Marie, Quebec. Geophysics has been completed and one (1) hole was drilled to 159 metres during the fourth quarter but did not intersect anything of economic value.

Work also proceeded rapidly on Globex's royalty properties in Tennessee held by Strategic Resource Acquisition Corporation and in Quebec, held by First Metals Inc. Globex expects to realize significant revenue from these projects starting in 2008. In addition, Rocmec Mining Inc. is continuing underground bulk sampling of Globex's Russian Kid royalty property, generating modest royalty payments to date.

Mining property taxes totalled $57,362 (2006 - $28,393). Total cash exploration spending in 2007 amounted to $2,980,175 (2006 - $845,729).

The Company believes that the carrying cost or book value of mining and exploration properties owned by the Company may not fairly represent its assets for any one of the following reasons: 1) Many of the Company's mineral properties were acquired over a 25-year period at nominal costs when commodity prices, and thus property values, were much lower than today; 2) An exploration property, previously optioned, may have been reduced to zero cost as a result of option payments received. If the option contract was not completed, the property is still an asset of the Company, for example the Mooseland property in Halifax county; and 3) According to Canadian general accounting principles, if no significant work has been done on a mineral property in the past 3 years, it must be written off. The property continues to be held by the Company and may have value as a result of mineral deposits thereon and untested exploration targets.

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this document and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. The involvement of Jack Stoch, President, Dianne Stoch, Secretary-Treasurer and Debra Turpin, Controller, in the design and operation of disclosure controls and procedures was effective at and for the year ending December 31, 2007 and provides reasonable assurance that all material information relating to the Company is disclosed.

Internal Control Over Financial Reporting

During the year ended December 31, 2007, the Company evaluated the design of internal controls over financial reporting for its operating and accounting systems. As the evaluation of the disclosure controls and procedures mentioned above, the design of internal controls over financial reporting was evaluated as defined in the Multilateral

Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded, except for a material weakness over the identification and timely application of new accounting standards, that the design and operation of these controls and procedures are adequate and provide a reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with Canadian GAAP. The identified weakness will be addressed and corrected over the next year.

Related Party Transactions

In 2007, the Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of Related Party Transactions including all remuneration paid out for services provided follows:

	2007	2006
Compensation - Jack Stoch, President and CEO	$ 90,000	$ 90,000
Compensation - Dianne Stoch, Secretary-Treasurer and CFO	72,000	72,000
Rent - office, core shack and core storage and equipment	29,338	25,925
Cadillac - Wood Gold Mine property option	425,250	334,040
	$ 616,588	$ 521,965

Globex made the final payment for acquisition of the Wood gold property in Cadillac township, with 35% paid to Géoconseils Jack Stoch Ltée (GJSL): $425,250 is a combination of $21,000 in cash and 73,500 Globex shares valued at $404,250. GJSL, which holds more than 10% of the Company's outstanding common shares, is a private company, wholly owned by Jack Stoch, President, CEO and a director of the Company. Because of the development stage of the business, many of the assets in use by the Company were the property of Jack Stoch or his wholly-owned company, GJSL. With the commencement of a steady cash flow, the Company purchased an office building and will most probably purchase core warehouse facilities in 2008, thus eliminating the related party rental transactions.

Changes in Accounting Policy

Financial Instruments

The Company adopted the following recommendations of the CICA Handbook:

Section 3855, Financial Instruments – Recognition and Measurement. This Section describes the standards for recognizing and measuring financial instruments in the balance sheet and the standards for reporting gains and losses in the financial statements. Under the new standard, financial assets and liabilities are initially recorded at fair value. Subsequently, financial instruments classified as financial assets or liabilities held for trading, financial assets available-for-sale and derivative financial instruments, part of a hedging relationship or not, have to be measured at fair value on the balance sheet at each reporting date, whereas other financial instruments are measured at amortized cost using the effective interest method.

Section 1530, Comprehensive Income. This Section describes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income is the change in Shareholders' equity, which results from transactions and other events and circumstances from non-shareholder sources. These transactions and events include unrealized gains and losses resulting from changes in fair value of investments classified as available-for-sale.

Section 3861, Financial instruments - Disclosure and Presentation. This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

Section 3251, Equity. This Section establishes standards for the presentation of equity and changes in equity during the reporting period.

The Company has made the following classification:

Cash and cash equivalents and cash restricted for flow-through expenditures are classified as financial assets held for trading and are measured at fair value.

Accounts receivable are classified as loans and receivables and are recorded at amortized cost using the effective interest method.

Marketable securities and investments in reclamation bonds are classified as financial assets available-for-sale and are measured at fair value except for those that do not have quoted market prices in an active market which are recorded at cost.

Accounts payable and accrued liabilities are classified as other liabilities and measured at amortized cost using the effective interest method.

Transaction costs

Transaction costs will be capitalized to the cost of financial assets and liabilities classified as other than held for trading.

These new standards were applied retroactively as of January 1, 2007 without restatement of prior years' figures. The following table summarizes the adjustments made to the consolidated balance sheet as of January 1, 2007, upon the adoption of the new standards:

Increase (decrease)	
Marketable securities	$ 204,208
Future income and mining tax liability	35,992
Accumulated other comprehensive income	168,216

The impacts of these changes in accounting policies on the financial statements for the year ended December 31, 2007 and as at that date are summarized in the following table:

Increase (decrease)	
Other comprehensive income	$ 1,362,234
Marketable securities	1,813,866
Future income and mining tax liability	283,416
Accumulated other comprehensive income	168,216

Future accounting changes

Financial instruments

In December 2006, the CICA issued Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments - Presentation; and Section 1535, Capital Disclosures. All three Sections will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2007. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2008. Section 3862 on financial instruments disclosures, requires the disclosure of information about: a) the significance of financial instruments for the entity's financial position and performance and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 on the presentation of financial instruments is unchanged from the presentation requirements included in Section 3861. Section 1535 on capital disclosures requires the disclosure of information about an entity's objectives, policies and processes for managing capital.

The Company is currently evaluating the impact of these new Sections on its consolidated financial statements.

Financial Instruments

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

Stock-based Compensation

On May 1, 2007, Globex shareholders approved amendments to security based compensation arrangements - Stock Option Plans 1995, 2003 and 2006. The amendments provide for: i) a detailed amendment provision replacing the existing general amendment provision; ii) the possibility to extend options expiring during or within 10 business days of the end of a blackout period imposed by the Company and iii) other minor amendments of a housekeeping nature.

Recognition of contribution to the success of the Company through stock-based compensation conserves cash and acts as an incentive for employees and service providers to maintain their high level of participation. The Company records stock options granted using a fair value based method of accounting, the Black-Scholes model, to estimate fair value. The following weighted assumptions were applied:

	2007	2006
Expected dividend yield	Nil	Nil
Expected stock price volatility	90%	88%
Risk free interest rate	4.24%	3.86%
Expected life in years	3	3
Total stock-based compensation	$828,864	$1,250,708

In 2007, the Company granted two employees 125,000 stock options with a weighted average fair value of $3.38. The options granted have a 10 year life. The fair value of $828,864 recognized in the Company accounts included the three (3) year extension to the expiry date of an option originally granted to a service provider on November 17, 2005. In 2007, 335,000 stock options were exercised, 10,000 by an employee and 325,000 by a service provider.

The Company cautions that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may overestimate the actual value of the options that the Company has granted. Further, the Black-Scholes model also requires an estimate of expected volatility. The Company uses its historical volatility rates to calculate an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Further, the determined fair value is charged to operations with an offsetting amount credited to Contributed Surplus. Upon exercise of an option, the corresponding fair value stored in Contributed Surplus is transferred to Capital Stock, recognizing the fair value cost of the stock issued. It should be noted however, that if an option matures without being exercised, the fair value credited to Contributed Surplus remains in that account ad infinitum.

Capital Stock

As at March 21, 2008, 17,822,674 common shares are issued and outstanding and 2,315,500 stock options remain outstanding for a fully diluted common share capital of 20,138,174.

Liquidity and Working Capital

At December 31, 2007, the Company had cash and cash equivalents of $2,242,511 compared to $330,213 at December 31, 2006 excluding cash restricted for flow-through expenditures of $2,477,000 (2006 - $1,374,571). With 2008 exploration spending expected to exceed $2.4 million, already funded, working capital of $8,956,268 (December 31, 2006 - $5,349,091) and anticipated 2008 royalty payments in excess of $1.0 million, the Company believes the cash position is adequate to meet current needs. Globex does not have any long-term debt or similar contractual commitments.

Risks

Risks beyond the control of the Company come from multiple sources.

Metal Prices: World-wide supply and demand for metals determines metal prices. Higher metal prices spur exploration activity and thus drive up the terms at which Globex can option its properties. The ability of the Company to market and/or develop its properties and the future profitability of the Company are directly related to the market price of metals. Metal prices also directly affect the revenue stream that Globex anticipates from mines in production. Lower metal prices equal lower revenue. Higher metal prices equal higher revenue.

Currency Exchange Fluctuations: Metal prices are quoted in US dollars. The recent weakness of the US dollar against the Canadian dollar shrinks potential metal revenues when translated into Canadian dollars while mining and exploration costs in Canadian dollars remain constant or actually increase. The viability of a mine could be determined by currency fluctuation.

Staff Recruitment and Retention: Following the last down-cycle in the metal market, many experienced mining exploration geologists and technicians changed careers. Some universities closed their geology departments. As a result of the cyclical nature of the business, it is very difficult to find and retain the experienced, competent individuals required to build a company. Salaries, benefits and working conditions have risen dramatically and need to be competitive.

Option Revenue: Option contracts taken to term can appear extremely lucrative. However, if exploration results are poor in year 1, the property may be returned after only a single payment. These negative results may further, mean share payments received by the Company lose value. If the main target of a particular property is drilled with negative results, the property may cease to have exploration potential and thus the ability to generate future option revenue.

Success of Partners: The outcome of efforts by joint venture, option and royalty partners has a significant effect on the Company's profitability. If they are successful in achieving their goals in a timely and cost-efficient manner, the Company will benefit. Should they fail financially, technically or for other reasons, we will be negatively affected.

Government Legislation and Taxation: Flow-through financing, combined with provincial tax credits for exploring in Quebec, are potentially important sources for financing Globex's exploration programs. Any material changes in these programs could adversely affect the Company's operations.

Finding and Developing Economic Reserves: The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Other risks the Company faces are: renegotiation of contracts, permitting, reserves estimation, environmental factors, governments not enforcing access laws and various other regulatory risks.

Forward-looking Statements

Certain statements in this document are forward-looking and prospective. Such statements reflect management's expectations regarding future growth, performance, business prospects and opportunities. Wherever possible, words such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. A number of factors could cause our actual results, performance or achievements in future periods to differ materially from the results discussed or implied in the forward-looking statements. Although the forward-looking statements contained in this analysis are based upon what management believes to be reasonable assumptions, we can provide no assurance that actual results will be consistent with these forward-looking statements. The forward-looking statements contained herein are made as of the date hereof and the Company disclaims any intention, and assumes no obligation, to update or revise these forward-looking statements to reflect new events or circumstances.

Outlook

The Company is optimistic about the future with a number of optionees at or very near production.

First Metals Inc. started production in November 2007 at its Fabie Bay mine in Hebecourt township, generating $86,188 in royalty revenue for Globex: Production is subject to a 2% net metal return payable to Globex. Commercial production, expected to be reached by the end of 1st quarter 2008, triggers payments of $250,000 and a number of First Metals Inc.

shares equal to 10% of its outstanding shares. A 10% net profit return is payable after the recoup of $10.0 million in capital costs by First Metals Inc.

Strategic Resource Acquisition Corporation ("SRA"), which owns significant zinc assets in Tennessee, USA, expects to be in production by mid-2008. In addition to owning 632,000 common shares of SRA, Globex has a 1.4% gross overriding royalty on all zinc production at an LME zinc price of, at or over US$1.10 or 1% on all zinc production between US$0.90 and US$1.09.

According to their press release dated May 8, 2007, Rocmec Mining Inc. started "regular ore shipments" to Xstrata's Rouyn-Noranda smelter. A net metal royalty of 5% on all metals generated in the production of the first 25,000 gold ounces and 3% on all metals produced thereafter is due from Rocmec on all production from the Russian Kid Mine. This year's royalty revenue, at $39,090 is below expectation and ore shipments have been irregular.

2008 Royalties from mine production are expected to provide the Company with a revenue stream to supplement its hard cash needs.

Our principal exploration focus continues to be the Wood-Pandora joint venture project, in Cadillac township: An independent NI 43-101 compliant resource evaluation of this mineralized body was commenced in late 2007, with the objective of taking this project to an advanced exploration phase or possibly production. A final report was received in late February 2008.

The $3,000,000 raised in 2007 by the issuance of flow-through shares provides adequate cash flow to pursue exploration targets in 2008. In addition, significant work has been undertaken or is on-going at our Normetal, Vauze, Zulapa and Parbec properties as well as several others.

The Company is actively seeking optionees for its numerous and multi-stage exploration properties.

Additional Information

This analysis should be read in conjunction with the most recent financial statements. Financial information about the Company is contained in its comparative financial statements for the fiscal years ended December 31, 2007 and 2006 and additional information about the Company, including the Annual Information Form (AIF), is available on SEDAR at www.sedar.com. Further, the Company posts all publicly filed documents, including the AIF and the Management Discussion and Analysis, on its website www.globexmining.com in a timely manner.

If you would like to obtain, at no cost to you, a copy of the 2007 and/or 2006 Management Discussion and Analysis, please send your request to:

Globex Mining Enterprises Inc.
86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Telephone: 819.797.5242 Telecopier: 819.797.1470
Email: dstoch@globexmining.com

Authorization

The contents and the dissemination of this Management's Discussion and Analysis have been approved by the Board of Directors of the Company.

(Signed)
Jack Stoch
Director

(Signed)
Dianne Stoch
Director

DATED at Rouyn-Noranda, Quebec
March 21, 2008

Responsibilities for Financial Statements

The management of the Company is responsible for the preparation of the consolidated financial statements and the financial information contained in the Annual Report. The accompanying consolidated financial statements of Globex Mining Enterprises Inc. have been prepared by management and approved by the Board of Directors of the Company. Financial information contained elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and where appropriate reflect management's best estimates and judgments based on currently available information.

Globex maintains adequate accounting systems and administrative controls to produce reliable financial statements and provide reasonable assurance that assets are properly safeguarded.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l., Chartered Accountants, have been appointed by the shareholders to conduct an independent audit of the Company's financial statements. Their report outlines the nature of their audit and expresses their opinion of the financial statements of the Company.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed solely of independent directors. The Audit Committee is also responsible for making recommendations with respect to the appointment, the remuneration and the terms of engagement of the Company's auditors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy it self that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management's discussion and analysis, the external auditor's report, and examines the fees and expenses for audit services, and considers the engagement of reappointment of the external auditors. Samson Bélair/Deloitte & Touche s.e.n.c.r.l., the external auditors, have full and free access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to shareholders.

(Signed)
Jack Stoch
President and Chief Executive Officer

(Signed)
Dianne Stoch
Secretary-Treasurer and Chief Financial Officer

Auditors' Report

To the Shareholders of Globex Mining Enterprises Inc.

We have audited the consolidated balance sheet of Globex Mining Enterprises Inc. as at December 31, 2007 and the consolidated statements of operations and comprehensive income, contributed surplus and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007, and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2006 and for the year then ended were audited by another auditor who expressed an opinion without reservation on those financial statements in their report dated February 9, 2007.

Rouyn-Noranda, Quebec, Canada
January 24, 2008

(Signed)
Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Chartered Accountants

GLOBEX MINING ENTERPRISES INC.

Consolidated Balance Sheets

As at December 31,

		2007		2006
Assets				
Current assets				
Cash and cash equivalents	$	**2,242,511**	$	330,213
Cash restricted for flow-through expenditures (*note 7*)		**2,477,000**		1,374,571
Marketable securities		**3,791,908**		3,010,104
Accounts receivable		**514,320**		397,170
Quebec refundable tax credit and mining duties refunds		**907,517**		364,001
Prepaid expenses		**4,629**		51,287
		9,937,885		5,527,346
Reclamation bonds (*note 8*)		**109,665**		122,690
Investments (*note 9*)		**-**		132,000
Property and equipment (*note 10*)		**339,882**		81,231
Mineral properties and deferred exploration expenses (*note 18*)		**5,936,787**		2,275,963
		16,324,219		8,139,230
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities		**981,617**		178,255
Future income and mining taxes (*note 17*)		**700,793**		-
Shareholders' equity				
Share capital				
Authorized: Unlimited common shares with no par value				
Issued and fully paid: 17,822,674 common shares (2006 - 16,459,550 common shares) (*note 11*)		**44,566,116**		38,983,570
Share purchase warrants (*note 11*)		**-**		11,461
Contributed surplus		**2,500,455**		1,902,449
Deficit		**(33,955,212)**		(32,936,505)
Accumulated other comprehensive income (*note 15*)		**1,530,450**		-
		14,641,809		7,960,975
		16,324,219		8,139,230

Approved by the Board

(Signed)
Jack Stoch, Director

(Signed)
Dianne Stoch, Director

GLOBEX MINING ENTERPRISES INC.

Consolidated Statements of Operations and Comprehensive Income

Years ended December 31,

	2007	2006
Revenues		
Option income (*note 18*)	$ **221,500**	$ 1,774,286
Metal royalty income	**125,277**	3,775
Gain on sale of marketable securities	**601,029**	168,668
Interest income	**186,908**	95,491
Gain on disposal of property and equipment	**1,302**	-
Other	**43,752**	63,350
	1,179,768	2,105,570
Expenses		
Amortization	**50,683**	29,734
Loss (gain) on foreign exchange translation	**36,728**	(2,390)
Administration costs	**595,972**	372,215
Professional fees and outside services	**319,598**	266,984
Stock-based compensation (*note 11*)	**828,864**	1,250,708
Write down of mineral properties and deferred exploration expenses	**77,356**	55,040
	1,909,201	1,972,291
(Loss) earnings before income and mining taxes	**(729,433)**	133,279
Future income and mining tax expense (recovery) (*note 17*)	**168,970**	(528,798)
Net (loss) earnings	**(898,403)**	662,077
Net (loss) earnings per common share (*note 12*)		
Basic and diluted	**(0.05)**	0.04
Other comprehensive income, net of taxes		
Changes in unrealized gains on available-for-sale marketable securities		
Unrealized gains arising during the period, net of taxes of $300,588	**1,610,706**	-
Reclassification in net (loss) earnings on gains realized from available-for-sale marketable securities, net of taxes of $53,163	**(248,472)**	-
	1,362,234	-
Net (loss) earnings	**(898,403)**	-
Comprehensive income	**463,831**	-

GLOBEX MINING ENTERPRISES INC.

Consolidated Statements of Contributed Surplus and Deficit

Years ended December 31,

	2007	2006
Contributed surplus		
Balance, beginning of year	$ **1,902,449**	$ 691,491
Current year stock-based compensation costs (*note 11*)	**828,864**	1,250,708
Fair value of stock options exercised (*note 11*)	**(230,858)**	(39,750)
Balance, end of year	**2,500,455**	1,902,449
Deficit		
Balance, beginning of year	**(32,936,505)**	(33,474,297)
Net (loss) earnings	**(898,403)**	662,077
Share issue expenses (net of taxes of $44,271)	**(120,304)**	(124,285)
Balance, end of year	**(33,955,212)**	(32,936,505)

GLOBEX MINING ENTERPRISES INC.

Consolidated Statements of Cash Flows

Years ended December 31,

		2007		2006
Operating activities				
Net (loss) earnings	$	**(898,403)**	$	662,077
Items not affecting cash:				
Option income received in marketable securities		**(114,000)**		-
Amortization		**50,683**		29,734
Reinvested revenues on reclamation bond		**13,025**		(2,754)
Gain on sale of marketable securities		**(601,029)**		(168,668)
Stock-based compensation		**828,864**		1,250,708
Write down of mineral properties and deferred exploration expenses		**77,356**		16,175
Gain on disposal of property and equipment		**(1,302)**		-
Future income and mining tax expense (recovery)		**168,970**		(528,798)
Changes in non-cash operating working capital items (*note 16*)		**819,562**		(450,492)
		343,726		807,982
Financing activities				
Issuance of share capital		**4,185,227**		1,993,695
Share capital issue expenses		**(164,575)**		(45,480)
Subscriptions receivable		**-**		323,200
		4,020,652		2,271,415
Investing activities				
Proceeds on disposal of property and equipment		**1,302**		-
Acquisition of property and equipment		**(309,334)**		(79,956)
Deferred exploration expenses		**(2,980,175)**		(809,997)
Mineral properties acquisitions		**(76,410)**		(65,670)
Quebec refundable tax credit and mining duties refund, option and grant proceeds, reducing mineral properties and deferred exploration		**-**		450,808
Investments		**-**		(132,000)
Proceeds on sale of marketable securities		**5,840,119**		2,198,538
Acquisition of marketable securities		**(3,825,153)**		(3,642,703)
Cash restricted for flow-through expenditures		**(1,102,429)**		(1,374,571)
		(2,452,080)		(3,455,551)
Net increase (decrease) in cash and cash equivalents		**1,912,298**		(376,154)
Cash and cash equivalents, beginning of year		**330,213**		706,367
Cash and cash equivalents, end of year		**2,242,511**		330,213

Additional information is presented in note 16

Notes to the Consolidated Financial Statements

Years ended December 31, 2007 and 2006

1. **Description of the business**

Globex Mining Enterprises Inc. ("Globex") is a Canadian exploration company with a North American portfolio of properties with gold, copper, zinc, silver, platinum, palladium, uranium, magnesium and talc potential. Globex trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the OTCQX, USA. The Company seeks to create shareholder value by acquiring mineral properties, enhancing them and either optioning, selling or joint venturing them or developing them to production.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Globex's current net assets combined with projected option and royalty revenues cause management to believe that the Company can operate as a going concern for the foreseeable future.

2. **Changes in accounting policies**

Financial instruments

The Company adopted the following recommendations of CICA Handbook:

a) Section 3855, Financial Instruments – Recognition and Measurement. This Section describes the standards for recognizing and measuring financial instruments in the balance sheet and the standards for reporting gains and losses in the financial statements. Under the new standard, financial assets and liabilities are initially recorded at fair value. Subsequently, financial instruments classified as financial assets or liabilities held for trading, financial assets available-for-sale and derivative financial instruments, part of a hedging relationship or not, have to be measured at fair value on the balance sheet at each reporting date, whereas other financial instruments are measured at amortized cost using the effective interest method.

b) Section 1530, Comprehensive Income. This Section describes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income is the change in Shareholders' equity, which results from transactions and other events and circumstances from non-shareholder sources. These transactions and events include unrealized gains and losses resulting from changes in fair value of investments classified as available-for-sale.

c) Section 3861, Financial instruments – Disclosure and Presentation. This Section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

d) Section 3251, Equity. This Section establishes standards for the presentation of equity and changes in equity during the reporting period.

e) The Company has made the following classification:

- Cash, cash equivalents and cash restricted for flow-through expenditures are classified as financial assets held for trading and are measured at fair value.
- Accounts receivable are classified as loans and receivables and are recorded at amortized cost using the effective interest method.
- Marketable securities and investments in reclamation bonds are classified as financial assets available-for-sale and are measured at fair value except for those that do not have quoted market prices in an active market which are recorded at cost.
- Accounts payable and accrued liabilities are classified as other liabilities and measured at amortized cost using the effective interest method.

Notes to the Consolidated Financial Statements

Transaction costs

Transaction costs will be capitalized to the cost of financial assets and liabilities classified as other than held for trading.

These new standards were applied retroactively as of January 1, 2007 without restatement of prior years figures. The following table summarizes the adjustments made to the consolidated balance sheet as of January 1, 2007, upon the adoption of the new standards:

Increase (decrease)		
Marketable securities	$	204,208
Future income and mining tax liability		35,992
Accumulated other comprehensive income		168,216

The impacts of these changes in accounting policies on the financial statements for the year ended December 31, 2007 and as at that date are summarized in the following table:

Increase (decrease)		
Other comprehensive income	$	1,362,234
Marketable securities		1,813,866
Future income and mining tax liability		283,416
Accumulated other comprehensive income		168,216

Future accounting changes

Financial instruments

In December 2006, the CICA issued Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments - Presentation; and Section 1535, Capital Disclosures. All three Sections will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2007. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2008. Section 3862 on financial instruments disclosures, requires the disclosure of information about: a) the significance of financial instruments for the entity's financial position and performance and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 on the presentation of financial instruments is unchanged from the presentation requirements included in Section 3861. Section 1535 on capital disclosures requires the disclosure of information about an entity's objectives, policies and processes for managing capital.

The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

3. Accounting policies

Principles of consolidation

The consolidated financial statements of Globex are prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and Globex Nevada Inc., its wholly owned subsidiary. In addition, the Company has a joint venture that is consolidated using proportionate consolidation. All significant intercompany transactions and balances have been eliminated on consolidation.

Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose, for which the financial instruments were acquired or issued, their characteristics and the Company's designation of such instruments. Settlement date accounting is used.

Notes to the Consolidated Financial Statements

Classification	
Cash and cash equivalent	Held for trading
Cash restricted for flow-through expenditures	Held for trading
Marketable securities	Available-for-sale
Accounts receivable	Loans and receivables
Reclamation bonds	Available-for-sale
Investments	Available-for-sale
Accounts payable and accrued liabilities	Other liabilities

Held for trading

Held for trading financial assets are financial assets typically acquired for resale prior to maturity or that are designated as held for trading. They are measured at fair value at the balance sheet date. Fair value fluctuations including interest earned, interest accrued, gains and losses realized on disposal and unrealized gains and losses are included in other income.

Available-for-sale

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale, or that are not classified as loans and receivables, held-to-maturity or held-for-trading investments. Except as mentioned below, available-for-sale financial assets are carried at fair value with unrealized gains and losses included in accumulated other comprehensive income until realized when the cumulative gain or loss is transferred to other income.

Available-for-sale financial assets that do not have quoted market prices in an active market are recorded at cost.

Interest on interest-bearing available-for-sale financial assets is calculated using the effective interest method.

Loans and receivables

Loans and receivables are accounted for at amortized cost using the effective interest method.

Other liabilities

Other liabilities are recorded at amortized cost using the effective interest method and include all financial liabilities, other than derivative instruments.

Transaction costs

Transaction costs related to held for trading financial assets are expensed as incurred. Transaction costs related to available-for-sale financial assets, other liabilities and loans and receivables are netted against the carrying value of the asset or liability and are then recognized over the expected life of the instrument using the effective interest method.

Effective interest method

The Company uses the effective interest method to recognize interest income or expense which includes transaction costs or fees, premiums or discounts earned or incurred for financial instruments.

Translation of foreign currencies

Foreign currency denominated monetary assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and at exchange rates prevailing at the transaction date for non-monetary items. Integrated foreign subsidiaries are accounted for under the temporal method. Revenue and expenses are translated at average rates for the year. Exchange gains or losses arising from the translation are included in operations.

Notes to the Consolidated Financial Statements

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Amortization is calculated using the diminishing balance over their estimated useful life which are as follows:

Building	4%
Mining equipment, office equipment and vehicles	30%
Computer systems	30 - 45%
Software	100%

Mineral properties and deferred exploration expenses

The Company capitalizes the acquisition costs of mineral properties and all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method. Options or sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing costs to zero prior to recognizing any gains. Costs related to abandoned projects are written off. Where no significant spending has been undertaken in the past three (3) years, all capitalized costs are written down.

Impairment of long-lived assets

Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value.

Cash and cash equivalents

Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months.

Marketable securities

Marketable securities consist of investments in money market instruments with an original term of more than three months, but no longer than one year. Also included in marketable securites are the shares of public companies, which are not subject to any trading restrictions.

Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Under the liability method of accounting for income taxes, the future income taxes related to the temporary difference arising at the later of renunciation and when the qualifying expenditures are incurred, are recorded at that time together with a corresponding reduction to the carrying value of the shares issued.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. During the fiscal periods presented, management has made a number of significant estimates and valuation assumptions, including estimates of the net realizable value of accounts receivable and tax credits for mining exploration expenditures, the recoverability of mining properties and deferred exploration expenditures, valuation of stock-based compensation, valuation of future income taxes and the fair value of financial assets and liabilities. These estimates and valuation assumptions are based on current information and management's planned course of actions, as well as assumptions about future business and economic conditions. Should the underlying valuation assumptions and estimates change, the recorded amounts could change by a material amount.

Notes to the Consolidated Financial Statements

Realization of assets

Realization of the Company's assets is subject to various risks including permitting, reserves estimation, metal prices and environmental factors.

Asset retirement obligations

The Company recognizes the liability for an asset retirement that results from acquisition, construction, development or normal operations. The liability for an asset retirement is initially recorded at its fair value in the year in which it is incurred and when a reasonable estimate of fair value can be made. The corresponding cost is capitalized as part of the related asset and is amortized over the asset's useful life. In subsequent years, the liability is adjusted for changes resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flows. The accretion of the liability to its fair value as a result of the passage of time is charged to earnings.

Stock-based compensation

The company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock.

Revenue recognition

Partial sales of mineral properties are accounted for by applying the proceeds from such sales/options to the carrying costs of the property and reducing these costs to NIL prior to recognizing any gains. Realized gains or losses on marketable securities are recorded when sold. Interest income is recorded on the accrual basis. Shares received under option agreements are valued at the closing price on the contract date and may be discounted to reflect managements' view of the fair value of the shares received. The discount rate approved by management for the years 2004 - 2007 inclusive was 25%.

Income taxes

The Company uses the asset and liability method in accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributed to differences between the financial statement carrying values of assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the rate change. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

4. Fair value of financial instruments

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

5. Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations

6. Comparative consolidated financial statements

Certain comparative figures have been reclassified to conform to the presentation adopted in 2007.

Notes to the Consolidated Financial Statements

7. Cash restricted for flow-through expenditures

Flow-through common shares require the Company to expend an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at December 31, 2007, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $2,477,000 (2006 - $1,374,571).

8. Reclamation bonds

Reclamation and environmental bonds were posted by the Company to secure clean-up expenses in the event of mine closure or property abandonment. An environmental bond, posted with the Nova Scotia Department of Natural Resources, for the Mooseland property, was valued at $54,803 on December 31, 2007 (2006 - $52,554) and earned 4.28% per annum. The original cost of this bond, amounting to $50,000, was reimbursed to the Company as part of the now defunct Azure option agreement. In addition, Pencari Mining Corporation, formerly Azure Resources Corp., holds a $66,599 bond committed to Mooseland property reclamation.

Reclamation bonds, posted at the request of Department of Natural Resources, Washington State, concern the Vulcan Mountain property located in Washington State, USA. The value of the bonds at December 31, 2007 was $104,862 (2006 - $120,136) with an average interest rate of 3.79%. The decrease in value reflects the stronger Canadian dollar at the end of 2007.

9. Investments

In 2006, as part of an arrangement which facilitated Strategic Resource Acquisition Corporation's ("SRA") acquisition of significant zinc assets in Tennessee, USA, Globex acquired: i) 600,000 SRA common shares at $0.02 per share and ii) 60,000 SRA warrants for $120,000, convertible at no additional cost, to common shares of SRA, subject to a hold period of 6 months from the listing date of May 11, 2007. A finder's fee of 20,000 SRA shares was paid to a third party by Globex. In 2007, SRA listed its shares and the Company investment was re-classified to marketable securities.

10. Property and equipment

2007	**Cost**	**Accumulated amortization**	**Net book value**
Land	**$ 46,458**	**$ -**	**$ 46,458**
Building	**155,854**	**3,431**	**152,423**
Mining equipment	**33,389**	**21,535**	**11,854**
Office equipment	**89,129**	**35,886**	**53,243**
Vehicles	**23,462**	**9,279**	**14,183**
Computers	**108,605**	**47,820**	**60,785**
Software	**47,396**	**46,460**	**936**
	504,293	**164,411**	**339,882**

2006	Cost	Accumulated amortization	Net book value
Mining equipment	$ 30,537	$ 17,065	$ 13,472
Office equipment	45,364	28,046	17,318
Vehicles	35,443	15,182	20,261
Computers	50,071	30,731	19,340
Software	45,523	34,683	10,840
	206,938	125,707	81,231

Notes to the Consolidated Financial Statements

11. Share capital

Authorized and issued

Authorized, unlimited number of common shares, no par value

	2007		2006	
Balance, beginning of year	**16,459,550**	**$ 38,983,570**	15,287,640	$ 36,466,678
Stock options exercised	**335,000**	**375,608**	487,500	298,375
Private placement (i)	**806,724**	**4,000,007**	464,000	1,704,700
Mining property acquisition (ii)	**210,000**	**1,155,000**	180,000	914,400
Purchase warrants exercised	**11,400**	**51,931**	10,000	30,370
Share purchase warrants 2005	-	-	-	6,205
Share purchase warrants 2006	-	-	-	(11,461)
Share commissions - private placement	-	-	30,410	103,101
Tax benefits renounced - flow-through (iii)	-	-	-	(528,798)
Balance, end of year	**17,822,674**	**44,566,116**	16,459,550	38,983,570

(i) During the year ended December 31, 2007, Globex issued 571,430 flow-through shares for a cash consideration of $3,000,007 (2006 - 464,000 flow-through shares for $1,704,700) and 235,294 common shares for a cash consideration of $1,000,000, before share issuance expenses.

(ii) In 2007, under the continuing Wood property acquisition agreement dated May 1, 2004, the Company issued 210,000 common shares valued at $1,155,000 (2006 - 180,000 common shares valued at $914,400) as last purchase option payment for the Wood gold mine property in Cadillac Township.

(iii) In accordance with EIC 146, the Company recognizes the tax effect of flow through shares issued only when the Company files the renouncement documents with the tax authorities to renounce the tax credit associated with the expenditures. The tax effect of flow through shares issued in 2007 amounts to $1,070,163 and will be recorded in January 2008.

As at December 31, 2007, 411,100 (2006 - 411,100) common shares are held in escrow. 375,000 were issued as partial consideration for the Lyndhurst property and cannot be released without consent of the regulatory authorities. The balance of 36,100 common shares were issued as consideration for a property, which has since been abandoned, thus the shares will never be released from escrow.

Share purchase warrants

The following summarizes warrants that have been issued, exercised or have expired during the period:

	Number of warrants	Exercise price	Expiry date	
Balance, January 1, 2006	10,000			$ (6,205)
Warrants exercised	(10,000)			6,205
Warrants issued on private placement (i)	11,400	$ 3.55	May 28/07	(11,461)
Balance, December 31, 2006	11,400			(11,461)
Warrants exercised	(11,400)			11,461
Balance, December 31, 2007	-			-

(i) The 2006 share purchase warrants are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 4.13%; expected volatility of 80.27%; expected life of 9 months and expected dividend yield of 0%. The fair value of $11,461 has been recognized in the Company accounts.

Notes to the Consolidated Financial Statements

Stock option plan

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options. Accordingly, 955,000 options may be granted in addition to the common share purchase options currently outstanding. Options are granted at an exercise price equal to or greater than the closing quoted market price of the common shares of the Company on the Toronto Stock Exchange for the day immediately preceding the grant date.

A summary of changes in Globex's outstanding stock options is presented below:

	2007		2006	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Balance, beginning of year	**2,625,500**	**$ 1.35**	2,628,000	$ 0.52
Expired	**(100,000)**	**1.95**	-	-
Exercised	**(335,000)**	**0.43**	(487,500)	0.53
Extended	**100,000**	**1.95**	-	-
Granted	**125,000**	**5.03**	485,000	5.04
Matured	**-**	**-**	-	-
Balance, end of year	**2,415,500**	**1.67**	2,625,500	1.35

The following table summarizes information about the stock options outstanding and exercisable as at December 31, 2007.

Range of prices	Number of options outstanding and exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price
$ 0.20 - 0.34	1,208,000	3.74	$ 0.31
0.75 - 0.80	500,000	7.77	0.79
1.95	100,000	2.62	1.95
3.15 - 4.50	262,500	5.98	4.36
5.00 - 7.50	345,000	3.87	5.57

Stock-based compensation

As described in note 3, Globex records stock options granted using a fair value based method of accounting. Globex uses the Black-Scholes model to estimate fair value using the following weighted average assumptions:

	2007	2006
Expected dividend yield	**nil**	nil
Expected stock price volatility	**90%**	88%
Risk free interest rate	**4.24%**	3.86%
Expected life	**3.22 years**	2.98 years
Total stock-based compensation	**$ 828,864**	$ 1,250,708

During the year, the Company extended the contractual life of 100,000 options by 3 years. The value of this extension amounts to $406,860. The assumptions used to estimate this value have been presented in the above table.

Notes to the Consolidated Financial Statements

12. Net (loss) earnings per common share

Basic (loss) earnings per common share are calculated by dividing the net (loss) earnings by the weighted average number of common shares outstanding during the period. Diluted (loss) earnings per common share are calculated by dividing the net (loss) earnings by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted (loss) earnings per share:

	2007	2006
Numerator		
Net (loss) earnings for the year	**$ (898,403)**	$ 662,077
Denominator		
Weighted average number of common shares - basic	**16,932,130**	15,760,998
Effect of dilutive shares [(i)]		
Stock options	**-**	2,615,500
Warrants	**-**	11,400
Weighted average number of common shares - diluted	**16,932,130**	18,387,898
Basic and diluted net (loss) earnings per share	**(0.05)**	0.04

(i) The stock options are not included in the computation of diluted loss per share in 2007 as their inclusion would be anti-dilutive.

13. Joint venture agreement

On July 1, 2004, the Company entered into a joint venture agreement with Queenston Mining Inc. agreeing to pool the Company's Cadillac - Wood Gold Mine claims and Queenston's adjacent claims, the Pandora gold property. With Globex as operator, the venturers will participate jointly in exploration, development and mining of mineral resources within the expanded property package. In 2007, exploration drill phase 7 was completed at a cost of $447,849 (2006 - $498,537).

14. Related party transactions

The Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

	2007	2006
Compensation - Jack Stoch, President and CEO	**$ 90,000**	$ 90,000
Compensation - Dianne Stoch, Secretary-Treasurer and CFO	**72,000**	72,000
Rent - office, core shack and core storage and equipment	**29,338**	25,925
Cadillac - Wood Gold Mine property option	**425,250**	334,040
	616,588	521,965

Globex made the final payment for acquisition of the Wood gold property in Cadillac township, with 35% to Géoconseils Jack Stoch Ltée (GJSL): $425,250 is a combination of $21,000 in cash and 73,500 Globex shares valued at $404,250. GJSL, which holds more than 10% of the Company's outstanding common shares, is a private company, wholly owned by Jack Stoch, President, CEO and a director of the Company. All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up.

Notes to the Consolidated Financial Statements

15. Accumulated other comprehensive income

	2007	2006
Unrealized gains on available-for-sale marketable securities		
Balance, beginning of year	$ -	$ -
Changes in accounting policies (*note 2*)	168,216	-
	168,216	-
Net change during the year	1,362,234	-
Balance, end of year	1,530,450	-

16. Additional information to the cash flow statement

Changes in non-cash working capital items

	2007	2006
Accounts receivable	$ (253,025)	(344,810)
Quebec refundable tax credit and mining duties refunds	222,567	(145,439)
Prepaid expenses	46,658	(41,180)
Accounts payable and accrued liabilities	803,362	80,937
	819,562	(450,492)

Non-cash financing and investing activities

	2007	2006
Acquisition of mineral properties through the issuance of share capital	$ 1,155,000	$ 914,400
Transfer of contributed surplus to share capital on exercise of stock option	230,858	39,750
Transfer of share purchase warrants to share capital on exercise of warrants	11,461	6,205
Accounts receivable received in the form of marketable securities	135,875	-
Accounts receivable related to tax credit and mining duties	766,083	364,011

17. Income and mining taxes

Future income taxes reflect the net tax effects on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.

	2007	2006
Future tax assets		
Non-capital losses carried forward	$ 167,876	$ 349,113
Share issue expenses	47,970	-
Property and equipment	33,621	-
Marketable securities	-	36,530
Total gross future tax assets	249,467	385,643
Less valuation allowance	-	(89,850)
Net future tax assets	249,467	295,793
Future tax liabilities		
Marketable securities	(271,708)	-
Mining properties and deferred exploration expenses	(678,552)	(295,793)
Total gross future tax liabilities	(950,260)	(295,793)
Net future tax liabilities	(700,793)	-

Notes to the Consolidated Financial Statements

Income tax expense (benefit) differs from the amounts computed by applying the combined federal and provincial effective income tax rate of 32.02% (2006 - 31.02%) to the (loss) earnings before income and mining taxes as a result of the following:

	2007	2006
(Loss) earnings before income and mining taxes	**$ (729,433)**	$ 133,279
Computed expected tax (recovery)	**(233,564)**	41,343
Non-taxable portion of capital gain	**(86,436)**	(26,392)
Stock-based compensation	**265,402**	387,970
Non-deductible expenses and other	**13,402**	18,000
Previous years' assessment	**196,286**	-
Revenu taxable at different rates	**13,880**	-
Renounced mineral expenditures on flow-through shares	-	(528,798)
Utilization of non-capital losses	-	(420,921)
Actual income and mining tax expense (recovery)	**168,970**	(528,798)

As at December 31, 2007, the Company has non-capital loss carry forwards of approximately $621,069 available to reduce future years' income for tax purposes.

The non-capital losses will expire as follows:

2009	$ 85,874
2010	184,197
2027	350,998
	621,069

18. Mineral properties and deferred exploration expenses

The Annual Information Form (AIF) contains a detailed discussion of the numerous properties held by the Company.

Mineral properties and deferred exploration expenses are carried at cost, less gross revenue from options. The term option as related to property agreements is defined as follows: in exchange for annual cash and/or share payments and an annual monetary work commitment, the Company grants the optionee the right to acquire an interest in a property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. All conditions of the agreement must be met before any interest in the property accrues to the optionee. Generally, the option contract automatically terminates if any single payment or annual work commitment is not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a net smelter royalty (NSR), net metal royalty (NMR), net diamond royalty (NDR), gross metal royalty (GMR), gross overriding royalty (GOR) or other carried interest in the property. Outright property sales also include some form of royalty interest payable when projects achieve commercial production.

Properties under active option

- Ascot (Suffield) - Silver Capital AG
- Grand Calumet - Hawk Uranium Inc.
- Hebecourt (Fabie Bay-Magusi River) - First Metals Inc.
- Malartic (Blackcliff) - Animiki Mining Corporation and C2C Inc.
  - 50% with Altai Resources Inc.
- Rousseau - Gold Bullion Development Corp.
- Vauquelin (Nordeau) - Plato Gold Corp.

Notes to the Consolidated Financial Statements

Royalty interest

- Cariboo (Jacobie) - 2% net smelter return
- Clericy and Aiguebelle (Fayolle) - 2% net smelter royalty
- Dasserat (Russian Kid) - 5% of all metals produced from the first 25,000 Au ozs. and 3% of all metals produced thereafter
- Des Meloizes, La Reine and Lamotte (Duvan and Lamotte) – 4% gross metal royalty
- Duverny (Fontana) - 15% net profit interest
- Duverny (Standard Gold) - 1% net smelter return
- Halifax (Getty) - 1% gross metal royalty
- Hebecourt (Fabie Bay-Magusi River) - 2% net smelter return and 10% net profit return
- Malartic and Fournier (East Amphi – Fourax) – 2% net smelter royalty after the 1st 300,000 Au ozs.
- Pacaud - 1% net diamond royalty and 100% of all other metal production
- Tennessee zinc (SRA) - gross overriding royalty on all zinc production
  - 1.4% at or over LME zinc price of US$1.10
  - 1.0% between LME zinc price US$0.90 and US$1.09
- Wemindji - 1% net smelter return and 1% net diamond royalty

Acquisitions

- In 2007, the final purchase option payment was made for the Wood Gold Mine property to a prospectors' group. The total property cost to date is $2,388,900, consisting of $150,000 and 600,000 shares valued at $2,238,900. This option agreement commenced in January 2003, when the Company acquired a 50% interest in the Wood Gold Mine property, Cadillac township in Quebec from a prospecting group in exchange for the Company agreeing to manage the property. Géoconseils Jack Stoch Ltée ("GJSL"), a member of the prospecting group, holds more than 10% of the Company's outstanding common shares, and is a private company wholly owned by Jack Stoch, the President and a director of the Company. GJSL held a 17.5% undivided interest in the Wood Gold property in the remaining 50%. On May 1, 2004. Globex optioned the remaining 50% of the Wood Gold Mine property from the prospector group $150,000 and 660,000 shares, 60,000 of which, and a 2% net smelter royalty, are due upon a production decision.

- Other acquisitions were map-staked.

Sales and options

2007 property options and sales

- Animiki Mining Corporation Ltd. and C2C Inc. optioned the Blackcliff property for $575,000, 1 million shares, 3% gross metal royalty, 10% net profit after recovery of $3,500,000 in direct capital costs, $5 million in exploration expenses and an advance royalty of $50,000 per annum starting in 2013. Proceeds of the option will be split proportionally as the Blackcliff property is owned 50% each by Altai Resources Inc. and the Company.

- Bull's Eye Exploration optioned two properties: 3 claims in Lamotte township and the Duvan Copper Mine in Desmeloize township. The terms of the agreement require issuance of 2 million common shares of the company and a 4% gross metal royalty on all mineral production within 1 km of the outside boundary of the vended claims. Bull's Eye has agreed that the company will list on a recognized Canadian Stock Exchange within nine months or the agreement will be null and void.

2006 and prior property options and sales

- Commercial production at First Metals Inc.'s Fabie Bay mine in Hebecourt township is expected to be reached by the end of 1st quarter 2008, triggering payments of $250,000 and a number of First Metals Inc. shares equal to 10% of its outstanding shares. In addition, a 10% net profit return is payable after the recoup of $10.0 million in capital costs by First Metals Inc. Production is subject to a 2% net metal return which produced revenue of $86,188 in 2007 for Globex. Cash option payments of $750,000 were received in 2006.

Notes to the Consolidated Financial Statements

- Hawk Uranium Inc. (Grand Calumet property) was granted a four month extension to payments due in early January 2008 due to property access problems. To earn a 70% interest in the property, Hawk must pay $205,000, issue 1.7 million Hawk shares and perform $2.5 million in exploration work within a 3½ year period. A 3% gross metal royalty applies to all production, 1% of which is purchasable for $1 million, and includes a five kilometre area of influence. To date, $55,000 and 500,000 shares have been received.

- The Company granted Plato Gold Corp. a one-time six month extension on a portion of the option payment due December 31, 2007 for the Vauquelin township, Nordeau East and West gold deposits. The agreement requires Plato to pay $500,000, deliver 1 million shares and spend $6 million on exploration work with a bankable feasibility study due by December 31, 2009. Globex retains a 2% net metal royalty on all mineral production, plus 10% net profit interest after Plato has recouped $5 million in direct capital cost. To date, $225,000 and 1 million shares have been received.

- The 2006 option of the Rousseau township property by Gold Bullion Development Corp. continued. The agreement's terms included $65,000, 100,000 shares and a 6% net metal royalty. A $30,000 annual advance cash royalty becomes effective May 24, 2008. To December 31, 2007, $65,000 and 100,000 shares have been received.

- Metal royalty from Rocmec Mining Inc. option of the Russian Kid Mine provided $39,090 in metal royalty income, equal to 5% net metal royalty, due from the first 25,000 gold ounces produced. A 3% net metal royalty is applicable to all metals after production of the first 25,000 gold ounces.

- 400,000 shares of Silver Capital AG, the company that optioned the Suffield Mine property in Ascot township are expected by mid-2008. Production from the property is subject to a 3% net metal royalty.

- Noront Resources Inc. did not continue the 2006 Atwater township Hunters Point property option.

Rationalization of mining properties and related expenses

In 2007, the Company wrote down Mining properties and deferred exploration expenses where no significant exploration has been undertaken during the past three (3) years, either by the Company or by one of its optionees. The total amount written down was $77,356 (2006 - $55,040). Write downs have no effect on the ownership of the concerned properties.

Government grants

In 2007 and 2006, the Company received no government grants.

Notes to the Consolidated Financial Statements

Schedule of mineral properties and deferred exploration expenses

	2007			
Township	Balance December 31, 2006	Additions	Option payments, grants and write downs	Balance December 31, 2007
Beauchastel & Rouyn Twps, QC				
Mining property	$ 15,038	$ -	$ -	$ 15,038
Exploration	120,823	2,383	-	123,206
Cadillac Twp, QC				
Mining property	1,183,926	1,509,752 (i)	-	2,693,678
Exploration	836,236	447,849	-	1,284,085
Deloro Twp, ON				
Mining property	17,544	-	-	17,544
Exploration	76,220	14,798	-	91,018
Destor & Poularies Twps, QC				
Mining property	554	540	-	1,094
Exploration	111,176	340,205	-	451,381
Duparquet & Destor Twps, QC				
Mining property	20,000	-	-	20,000
Exploration	57,850	331	-	58,181
Gayhurst Twp, QC				
Mining property	1,130	-	-	1,130
Exploration	107,509	84,525	-	192,034
Hearst & McVittie Twps, ON				
Mining property	12,900	-	-	12,900
Exploration	192,937	861	-	193,798
Malartic, Twp, QC				
Mining property	-	192	-	192
Exploration	-	123,885	-	123,885
Normetal, Twp, QC				
Mining property	-	-	-	-
Exploration	-	524,694	-	524,694
Poirier & Joutel Twps, QC				
Mining property	546	-	-	546
Exploration	24,032	597,853	-	621,885
Rale Twp, QC				
Mining property	15,240	-	-	15,240
Exploration	16,612	53,362	-	69,974
Tiblemont Twp, QC				
Mining property	-	1,346	-	1,346
Exploration	-	42,398	-	42,398
Tonnancour Twp, QC				
Mining property	2,472	50	-	2,522
Exploration	22,308	108,024	-	130,332
Dufresnoy, Vauze Twp, QC				
Mining property	-	617	-	617
Exploration	-	300,922	-	300,922
Other properties				
Mining property	19,556	11,591	-	31,147
Exploration	54,666	338,085	(77,356)	315,395
Total mining property	1,288,906	1,524,088	-	2,812,994
Total exploration	1,620,369	2,980,175	(77,356)	4,523,188
	2,909,275	4,504,263	(77,356)	7,336,182
Less: Quebec refundable tax credit and mining duty refunds	(633,312)	(766,083)	-	(1,399,395)
	2,275,963	3,738,180	(77,356)	5,936,787

(i) $292,678 has been added to account for temporary differences as required for future income taxes purposes.

Notes to the Consolidated Financial Statements

Schedule of mineral properties and deferred exploration expenses

	2006			
Township	Balance December 31, 2005	Additions	Option payments, grants and write downs	Balance December 31, 2006
Beauchastel & Rouyn Twps, QC				
Mining property	$ 15,038	$ -	$ -	$ 15,038
Exploration	116,833	3,990	-	120,823
Cadillac Twp, QC				
Mining property	229,526	954,400	-	1,183,926
Exploration	337,699	498,537	-	836,236
Deloro Twp, ON				
Mining property	17,544	-	-	17,544
Exploration	75,945	275	-	76,220
Destor & Poularies Twps, QC				
Mining property	554	-	-	554
Exploration	102,079	12,089	(2,992)	111,176
Duparquet & Destor Twps, QC				
Mining property	20,000	-	-	20,000
Exploration	57,263	587	-	57,850
Gayhurst Twp, QC				
Mining property	506	624	-	1,130
Exploration	-	107,509	-	107,509
Hearst & McVittie Twps, ON				
Mining property	12,900	-	-	12,900
Exploration	111,066	81,871	-	192,937
Poirier & Joutel Twps, QC				
Mining property	546	-	-	546
Exploration	23,648	384	-	24,032
Rale Twp, QC				
Mining property	-	15,240	-	15,240
Exploration	-	16,612	-	16,612
Tonnancour Twp, QC				
Mining property	2,472	-	-	2,472
Exploration	3,215	19,093	-	22,308
Other properties				
Mining property	16,945	9,662	(7,051)	19,556
Exploration	166,078	72,452	(183,864)	54,666
Total mining property	316,031	979,926	(7,051)	1,288,906
Total exploration	993,826	813,399	(186,856)	1,620,369
	1,309,857	1,793,325	(193,907)	2,909,275
Less: Quebec refundable tax credit and mining duty refunds	(377,539)	(255,773)	-	(633,312)
	932,318	1,537,552	(193,907)	2,275,963

CORPORATE INFORMATION

Board of Directors

Jack Stoch
Director
Rouyn-Noranda, Quebec Canada

Dianne Stoch
Director
Rouyn-Noranda, Quebec Canada

Independent Directors

Ian Atkinson [1]
Director
Toronto, Ontario Canada

Chris Bryan [1]
Director
Whitby, Ontario Canada

Joel D. Schneyer [1]
Director
Parker, Colorado USA

[1] Member of the
Audit Committee
Corporate Governance Committee
Compensation Committee

Stock Exchange Listings

Canada - Trading Symbol: **GMX**
Toronto Stock Exchange

Germany - Trading Symbol: **G1M**
Frankfurt Stock Exchange
Berlin Stock Exchange
Munich Stock Exchange
Stuttgart Stock Exchange
Xetra Stock Exchange

USA - Trading Symbol: **GLBXF**
International Premier OTCQX

SEC - Rule 12g3 - 2(b)
Foreign Private Issued

CUSIP No. 379900 10 3

Officers

Jack Stoch
President & Chief Executive Officer

Dianne Stoch
Secretary-Treasurer & Chief Financial Officer

Auditors

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Chartered Accountants
Rouyn-Noranda, Quebec Canada

Legal Counsel

Heenan Blaikie LLP
Montreal, Quebec Canada

Transfer Agent & Registrar

Computershare Trust Company of Canada
1500 University Street, Suite 700
Montreal, Quebec H3A 3S8 Canada
Telephone: 800.564.6243
Fax: 800.453.0330

Head Office

Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec
J9X 2J1 Canada
Telephone: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com

Annual Meeting of Shareholders

May 2, 2008 at 9:30 a.m.
Gouverneur Hotel
41, 6th Street
Rouyn-Noranda, Quebec Canada

Ref.: File no. 82-4025

GLOBEX

GMX	Toronto Stock Exchange
G1M	Frankfurt Stock Exchange
GLBXF	OTCQX – International Premier, USA

INTERIM REPORT

Three months ended March 31, 2008
(Unaudited)

STATEMENT CONCERNING THE INTERIM FINANCIAL STATEMENTS

Management has compiled the unaudited interim financial statements as of March 31, 2008 and 2007. The statements have not been audited or reviewed by the Company's auditors or any other firm of chartered accountants.

GLOBEX MINING ENTERPRSES INC., 86 - 14TH STREET, ROUYN-NORANDA, QUEBEC J9X 2J1 CANADA

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Balance Sheets

Period ending March 31, 2008 and year ending December 31, 2007

	2008 (Unaudited)	2007 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ **1,693,133**	$ 2,242,511
Cash restricted for flow-through expenditures (note 6)	**1,619,321**	2,477,000
Marketable securities	**3,110,521**	3,791,908
Accounts receivable	**4,763,353**	514,320
Quebec refundable tax credit and mining duties refunds	**907,517**	907,517
Prepaid expenses	**46,804**	4,629
	12,140,649	9,937,885
Reclamation bonds	**117,466**	109,665
Property and equipment	**340,317**	339,882
Mineral properties and deferred exploration expenses	**6,788,451**	5,936,787
	19,386,883	16,324,219
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**308,094**	981,617
Income tax payable	**1,199,195**	-
	1,507,289	981,617
Future income and mining taxes	**1,797,612**	700,793
Shareholders' equity		
Share capital		
Authorized: Unlimited common shares with no par value		
Issued and fully paid: 17,832,674 common shares		
(2007 - 17,822,674 common shares) (*note 7*)	**43,499,253**	44,566,116
Share purchase warrants	**-**	-
Contributed surplus	**2,499,755**	2,500,455
Deficit	**(30,948,706)**	(33,955,212)
Accumulated other comprehensive income (*note 11*)	**1,031,680**	1,530,450
	16,081,982	14,641,809
	19,386,883	16,324,219

Approved by the Board

(Signed)
Jack Stoch, Director

(Signed)
Dianne Stoch, Director

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Operations and Comprehensive Income

Periods ended March 31, 2008 and 2007

	Three months	
(Unaudited)	**2008**	2007
Revenues		
Option income	$ **4,206,018**	$ 117,000
Metal royalty income	**331,026**	-
Gain on sale of marketable securities	**4,239**	36,435
Interest income	**43,765**	41,969
Other	**1,181**	7,118
	4,586,229	202,521
Expenses		
Amortization	**12,478**	7,789
(Gain) loss on foreign exchange translation	**(21,981)**	909
Administration costs	**119,408**	114,196
Professional fees and outside services	**131,039**	99,297
Write down of mineral properties and deferred exploration expenses	**20,564**	25,311
	261,508	247,503
Earnings (loss) before income and mining taxes	**4,324,721**	(44,981)
Future income and mining tax expense (recovery)	**1,318,215**	-
Net earnings (loss)	**3,006,506**	(44,981)
Net earnings (loss) per common shares (note 8)		
Basic	**0.17**	-
Diluted	**0.15**	-

Deficit		
Balance, beginning of period	**(33,955,212)**	(32,936,505)
Net earnings (loss)	**3,006,506**	(44,981)
Share issue expenses	**-**	(1,191)
Balance, end of period	**(30,948,706)**	(32,982,677)

Other comprehensive income, net of taxes		
Changes in unrealized gains on available-for-sale marketable securities		
Unrealized (losses) gains arising during the period, net of taxes of $86,078	**(469,389)**	362,565
Reclassification in net earnings (loss) on gains realized from available-for-sale marketable securities, net of taxes of $6,286	**(29,381)**	(38,128)
	(498,770)	324,437
Net earnings (loss)	**3,006,506**	(44,981)
Comprehensive income	**2,507,736**	279,456

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Cash Flows

Periods ended March 31, 2008 and 2007

	Three months 2008	2007
Operating activities		
Net earnings (loss)	$ **3,006,506**	$ (44,981)
Items not affecting cash:		
Option income received in marketable securities	**(3,886,018)**	-
Amortization	**12,478**	7,789
Reinvested revenues on reclamation bond	**(7,801)**	588
Gain on sale of marketable securities	**(4,239)**	(36,434)
Write down of mineral properties and deferred exploration expenses	**20,564**	25,311
Future income and mining tax expense (recovery)	**119,019**	-
Changes in non-cash operating working capital items (*note 12*)	**120,482**	199,410
	(619,009)	151,683
Financing activities		
Issuance of share capital	**2,600**	40,470
Share capital issue expenses	**-**	(1,191)
	2,600	39,279
Investing activities		
Acquisition of property and equipment	**(12,912)**	(6,205)
Deferred exploration expenses	**(870,254)**	(273,559)
Mineral properties acquisitions	**(1,975)**	(61,488)
Quebec refundable tax credit and mining duties refund, option and grant proceeds, reducing mineral properties and deferred exploration	**-**	-
Proceeds on sale of marketable securities	**4,206,961**	54,885
Acquisition of marketable securities	**(4,112,468)**	1,121,098
Cash restricted for flow-through expenditures	**857,679**	(1,117,618)
	67,031	(282,887)
Net increase (decrease) in cash and cash equivalents	**(549,378)**	(91,925)
Cash and cash equivalents, beginning of period	**2,242,511**	330,213
Cash and cash equivalents, end of period	**1,693,133**	238,288

GLOBEX MINING ENTERPRISES INC.

Interim Consolidated Statements of Deferred Exploration Expenditures

Periods ended March 31, 2008 and 2007

		Three months	
		2008	2007
Current expenses			
Geology	$	**76,680**	35,783
Labour		**54,600**	14,187
Consulting		**5,734**	2,337
Geophysics		**112,276**	155,472
Drilling		**463,426**	17,816
Laboratory analysis		**45,964**	3,833
Core shack rental and storage		**9,062**	15,018
Equipment rental		**18,545**	10,391
Mining property tax		**12,081**	16,607
Transport & road access		**35,873**	320
Permits		**494**	492
Reports and maps		**1,611**	784
Supplies		**11,434**	520
Line cutting		**22,472**	-
Total current exploration expenses		**870,254**	273,560
Deferred exploration expenses - beginning of period		**3,123,793**	1,620,369
Exploration expenses written down		**(20,564)**	(25,311)
Deferred exploration expenses - end of period		**3,973,483**	1,868,618

Notes to the Interim Consolidated Financial Statements

March 31, 2008 (unaudited)

1. Description of the business

Globex Mining Enterprises Inc. ("Globex") is a Canadian exploration company with a North American portfolio of properties with gold, copper, zinc, silver, platinum, palladium, uranium, magnesium and talc potential. Globex trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the International Premier OTCQX, USA. The Company seeks to create shareholder value by acquiring mineral properties, enhancing them and either optioning, selling or joint venturing them or developing them to production.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Globex's current net assets combined with projected option and royalty revenues cause management to believe that the Company can operate as a going concern for the foreseeable future.

2. Accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same account principles and methods of application as used in the latest annual consolidated financial statements and as disclosed in note 2 to Globex's financial statements for the year ended December 31, 2007. These unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the accompanying notes included in the 2007 Annual Report.

3. Fair value of financial instruments

The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, reclamation bonds, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

4. Credit risk

The Company does not believe it is subject to any significant concentration of credit risk. Cash and cash equivalents are in place with major financial institutions and corporations.

5. Comparative consolidated financial statements

Certain comparative figures have been reclassified to conform to the presentation adopted in 2008.

6. Cash restricted for flow-through expenditures

Flow-through common shares require the Company to expend an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at March 31, 2008, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $1,619,321 (2007 - $2,477,000).

Notes to the Interim Consolidated Financial Statements

7. Share capital

Authorized and issued

Authorized, unlimited number of common shares, no par value

	2008			2007		
Balance, beginning of year	**17,822,674**	**$**	**44,566,116**	16,459,550	$	38,983,570
Stock options exercised	**10,000**		**3,300**	335,000		375,608
Private placement	-		-	806,724		4,000,007
Mining property acquisition	-		-	210,000		1,155,000
Purchase warrants exercised	-		-	11,400		51,931
Tax benefits renounced - flow-through [i]	-		**(1,070,163)**	-		-
Balance, end of year	**17,832,674**		**43,499,253**	17,822,674		44,566,116

(i) In accordance with EIC 146, the Company recognizes the tax effect of flow through shares issued only when the Company files the renouncement documents with the tax authorities to renounce the tax credit associated with the expenditures. The tax effect of flow through shares issued in 2007 amounts to $1,070,163 and was recorded in January 2008.

As at March 31, 2008, 411,100 (2006 - 411,100) common shares are held in escrow. 375,000 were issued as partial consideration for the Lyndhurst property and cannot be released without consent of the regulatory authorities. The balance of 36,100 common shares were issued as consideration for a property, which has since been abandoned, thus the shares will never be released from escrow.

Share purchase warrants

The Company has no warrants issued, exercised or expired during the period.

Stock option plan

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options. Accordingly, 1,105,000 options may be granted in addition to the common share purchase options currently outstanding. Options are granted at an exercise price equal to or greater than the closing quoted market price of the common shares of the Company on the Toronto Stock Exchange for the day immediately preceding the grant date.

A summary of changes in Globex's outstanding stock options is presented below:

	2008		2007	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Balance, beginning of year	**2,415,500**	**$ 1.35**	2,625,500	$ 1.35
Expired	**(100,000)**	**5.03**	(100,000)	1.95
Exercised	**(10,000)**	**0.26**	(335,000)	0.43
Extended	-	-	100,000	1.95
Granted	-	-	125,000	5.03
Matured	**(50,000)**	**6.10**	-	-
Balance, end of year	**2,255,500**	**1.43**	2,415,500	1.35

Notes to the Interim Consolidated Financial Statements

The following table summarizes information about the stock options outstanding and exercisable as at March 31, 2008

	Range of prices	Number of options outstanding and exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price
$	0.20 - 0.34	1,198,000	3.50	$ 0.31
	0.75 - 0.80	500,000	7.53	0.79
	1.95	100,000	2.38	1.95
	3.15 - 4.50	262,500	5.74	4.36
	5.00 - 6.81	195,000	1.67	5.71

Stock-based compensation

The Company uses the fair value method for stock options granted to directors, officers, employees and non-employees. Accordingly, the fair value of the options at the date of grant is charged to operations, with an offsetting credit to contributed surplus, over vesting periods. If and when the stock options are exercised, the applicable amounts of contributed surplus are transferred to capital stock. Globex uses the Black-Scholes model to estimate fair value. The Company has not granted any stock options during the first quarter of 2008.

8. Net earnings (loss) per common share

Basic earnings (loss) per common share are calculated by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share are calculated by dividing the net earnings (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted earnings per share:

		2008		2007
Numerator				
Net (loss) earnings for the year	$	3,006,506	$	(44,981)
Denominator				
Weighted average number of common shares - basic		17,822,784		16,505,190
Effect of dilutive shares (i)				
Stock options		2,255,500		2,515,500
Weighted average number of common shares - diluted		20,078,284		19,020,690
Basic net earnings per share	$	0.17		-
Diluted net earnings per share	$	0.15		-

(i) The stock options are not included in the computation of diluted loss per share in 2007 as their inclusion would be anti-dilutive.

9. Joint arrangements

On July 1, 2004, the Company entered into a joint arrangement with Queenston Mining Inc. agreeing to pool the Company's Cadillac - Wood Gold Mine claims and Queenston's adjacent claims, the Pandora gold property. With Globex as operator, the venturers will participate jointly in exploration, development and mining of mineral resources within the expanded property package.

Notes to the Interim Consolidated Financial Statements

10. Related party transactions

The Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

	2008	2007
Compensation - Jack Stoch, President and CEO	$ 40,000	$ 22,500
Compensation - Dianne Stoch, Secretary-Treasurer and CFO	30,000	18,000
Rent - office, core shack and core storage and equipment	9,300	5,300
Cadillac - Wood Gold Mine property option	-	425,250
	79,300	471,050

All transactions are in the normal course of operations and are measured at the exchange value, that is, the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value and do not include any mark-up.

11. Accumulated other comprehensive income

	2008	2007
Unrealized gains on available-for-sale marketable securities		
Balance, beginning of year	$ 1,530,450	$ -
2007 changes in accounting policies	-	168,216
	1,530,450	168,216
Net change during the year	(498,770)	1,362,234
Balance, end of year	1,031,680	1,530,450

12. Additional information to the cash flow statement

Changes in non-cash working capital items

	2008	2007
Accounts receivable	$ (363,015)	$ 176,422
Quebec refundable tax credit and mining duties refunds	-	-
Prepaid expenses	(42,175)	30,390
Accounts payable and accrued liabilities	525,672	(7,401)
	120,482	199,410

Ref.: File no. 82-4025

GLOBEX MINING ENTERPRISES INC.

Management Discussion and Analysis

THE ANNUAL INFORMATION FORM (AIF) CONTAINS A DETAILED DISCUSSION OF THE NUMEROUS PROPERTIES HELD BY THE COMPANY.

For the three (3) month period ended March 31, 2008

Management Discussion and Analysis of Financial Results for the three month period ended March 31, 2008 should be read in conjunction with the Company's unaudited March 31, 2007 and audited December 31, 2007 financial statements and their notes. All Company public disclosure documents including the Annual Information Form and press releases are available on SEDAR. The Company website at www.globexmining.com includes all SEDAR published data and detailed property information.

Overview

Globex is a Canadian mining exploration company with a large portfolio of early to mid-stage exploration and development properties. Numerous properties are being actively explored by Globex or its option partners. Two properties, that the Company holds royalties on, are now in production and seven other properties are currently in preproduction or are subject to due diligence. The Company seeks to create shareholder value by acquiring properties, enhancing and developing them for optioning, joint venturing or vending, with the ultimate aim of production. Optioning exploration properties is one of the strategies Globex employs to manage its extensive mineral property portfolio as well as to conserve cash. This model allows Globex to acquire hard cash while ensuring its properties are being explored and still retaining an interest in any future production. The term option as related to Globex property deals should be understood as follows: in exchange for annual cash and/or share payments and an annual monetary work commitment on the property, Globex grants the Optionee the right to acquire an interest in the optioned property. An agreement typically has a multiple year term with escalating annual payments and exploration work commitments. All conditions of the agreement must be met before any interest in the property accrues to the Optionee. Generally, the option contract automatically terminates if any single payment or annual work commitment is not met. Assuming all conditions of the option agreement are satisfied, Globex would retain a Gross Metal Royalty (GMR) or other carried interest in the property. Outright property sales also include some form of royalty interest payable when projects achieve commercial production.

Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX, in Europe on the Frankfurt, Munich, Stuttgart, Berlin and Xetra exchanges under the symbol G1M and GLBXF on the International Premier OTCQX in the USA.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all monetary values are expressed in Canadian dollars unless otherwise expressly stated.

Summary of Quarterly Results

The following table shows selected results by quarter for the last eight quarters.

	2008	2007				2006		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	$ 4,586,229	$ 341,945	$ 474,997	$ 160,305	$ 202,521	$ 578,333	$ 833,390	$ 405,629
Net earnings (loss)	3,006,506	17,935	(361,594)	(509,763)	(44,981)	724,938	(287,383)	197,728
Net earnings (loss) per share								
- basic	0.17	-	(0.02)	(0.03)	-	0.05	(0.02)	0.01
- diluted	0.15	-	-	-	-	0.03	-	0.01

Results of Operations

During the first quarter 2008, Globex reported a net earning before income and mining taxes of $4,324,721, compared to a net loss of $44,981 in 2007. Option income of $4,206,018 (2007 - $117,000) includes 3,886,018 shares of First Metals Inc. valued at $1.00 per share and $250,000. In addition, Plato Gold Corp. continued the Vauquelin, township, option with a payment of $25,000; Animiki Mining Corporation Ltd. and C2C Gold Corporation Inc. option of the Blackcliff Property, Malartic township, contributed $25,000 and a new option agreement with Ressources minières Processor inc. for option of the Bateman Bay and Grandroy properties in McKenzie and Roy townships, adding $20,000 to option income.

Partial sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property and reducing these costs to nil prior to recognizing any gains. Shares received under option agreements are valued at the closing price on the contract date and may be discounted to reflect managements' view of the carrying value of the shares received.

Metal royalty income of $331,026 (2007 – nil) was generated by First Metals Inc. production from the Fabie Mine, Hebecourt township, which officially reached commercial production effective March 1, 2008. Production is subject to a 2% net metal return. In addition, Globex is entitled to a 10% net profit royalty on all production from the Fabie Mine and the nearby Magusi River property, after the recovery of $10 million in capital cost by First Metals.

Gain on the sale of marketable securities of $4,239 (2007 - $36,434) resulted from the sale of Gold Bullion Development Corp. and Rocmec Mining Inc. shares. These shares were acquired when Optionees paid a portion of their option payments in common shares, recognized by the Company as income in the appropriate period.

Interest income of $43,765 (2007 – $41,969) earned mainly from GIC's reflects cash on hand committed to future exploration programs.

Total expenses to March 31, 2008 were $261,508 compared to $247,503 in 2007. Overall costs were 6% higher than the same period in 2007 due mainly to planned annual salary increases.

A stronger American dollar and Euro translated into a gain on foreign exchange of $21,981. The Company has Reclamation Bonds in US dollars and maintains limited foreign currency cash accounts.

Property and equipment additions in 2008 were $12,912 (2007 - $6,205). The Company acquired a new display booth for conference and convention use. Amortization at $12,478 in 2008 was greater than 2007 by $4,689.

First quarter 2008 deferred exploration expenditures at $870,254 exceeded 2007 exploration spending of $273,559. Globex's 2008 commitment to flow-through spending is now $1,619,321.

Exploration Activities and Mining Properties

The Company, to the best of its ability, conducts exploration activities in compliance with "Exploration Best Practices Guidelines" established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards with exploration programs planned and managed by "Qualified Persons" who ensure that QA/QC practices are consistent with National Instrument 43-101 standards. On all projects, diamond drill core is sampled by a Qualified Person and is split in half with one-half of the core analyzed, in the case of gold, by standard fire assay with atomic absorption or gravimetric finish at an independent, registered commercial assay laboratory. The second-half of the drill core is retained for future reference. Other elements are determined in an industry acceptable manner, for either geochemical trace signatures or metal ore grades.

A National Instrument 43-101 compliant technical report was received at the end of February for the Cadillac township, Quebec, Ironwood gold deposit, held in a 50/50 Globex/Queenston joint venture. The gold zone is located on the Wood-Pandora property. The report, dated February 26, 2008, stipulates that 243,200 tonnes of an "Inferred Mineral Resource" has been outlined grading 17.26 grams per tonne gold. This report was posted on SEDAR as of March 19, 2008. The joint venture is currently reviewing exploration and development options for the project. A metallurgical study has been initiated to study which process will be the most economic gold recovery method for this deposit.

First Metals Inc. submitted an application to extract a 50,000 tonne bulk sample from Globex's Magusi River massive sulphide deposit in January 2008 and received approval on March 13, 2008 to proceed. In related news, First Metals achieved commercial production at the adjoining Fabie Bay copper deposit on March 1, 2008. First Metals delivered a $250,000 cash payment to Globex to finalize the project purchase agreement and also issued to Globex 3,886,018 shares of First Metals in conformity with the purchase agreement. This occurred on April 25, 2008 at the Globex "Open House" hosted by Globex and First Metals, in Rouyn-Noranda, Quebec. Globex retains two royalties on all mineral production from these deposits and surrounding property.

During January 2008, Globex optioned the copper-gold, Chibougamau area, Bateman Bay Mine and the Grandroy Mine to Ressources minières Processor inc. Globex received and will receive cash and shares as well as a Gross Metal Royalty from all mineral production from the properties.

Line cutting was completed on the Lyndhurst base metal project in Destor and Poularies townships, Quebec, in late 2007. An advanced, deep sensing, induced polarization (IP), resistivity and magnetotelluric resistivity (MT) survey contract was negotiated at the end of this quarter with Quantec Geoscience Inc. The Titan 24 survey will cover the previously mined Lyndhurst shaft area as well as Globex's deep massive sulphide "Moses Zone" discovery. This work is scheduled to begin in early May. In addition, review and compilation efforts are on-going, centered on areas of known shallow massive sulphide mineralization in the area of the Lyndhurst shaft. It is anticipated that targets generated by this and the geophysical work will be tested later in the year.

The initial phase of surface diamond drilling on the Normetal Mine property in Des Meloizes township Quebec was completed in late January, 2008 totalling 4,306.9 meters in twenty-two drill holes. Core logging is now complete and most assays have now been received. Results are being reviewed and a final report is pending.

A two-hole drill program was completed on the Zulapa project in Tiblemont township, Quebec, for a total of 604.8 meters. Work targeted a historic magmatic copper-nickel zone. A combined induced polarization (IP) and resistivity survey was also completed by Larder Geophysics during this work period. Sub-economic base metal values were encountered by the drilling. Some assay results have still not been received. The final review and report of work are still pending.

The field work component of exploration on the Parbec gold project in Malartic township, Quebec was completed late February 2008. Six diamond drill holes were completed totalling 3,721.8 meters in widely spaced drilling on the gold localizing Larder-Cadillac fault structure. This shear hosts three zones of gold mineralization at it's northern boundary. In addition the property has a 580 meter long decline which was driven by previous operators to a vertical depth of about 100 meters in the southern wall rock of this shear structure. Core logging is complete. Core assays for this work are just beginning to arrive. Final maps and reports of geophysical work carried out by Larder Geophysics have been received, consisting of a ground magnetometer survey and combined induced polarization (IP) and resistivity surveys.

In Nova Scotia, disappointing assay results and a final report of a due diligence nature were received from a Maguma, auriferous quartz stockwork hosted property, with the project being returned to the original vendors. In addition, due diligence work consisting of prospecting and small scale geophysical surveying continued but was hampered by heavy snows on a porphyry-style project in Cape Breton. An agreement to option a base metal in the Cheticamp area of the Cape Breton Highlands was also completed, with initial diamond drill testing expected to be carried out later this year.

Also in Nova Scotia, Acadian Mining Corp. announced additional assay results on the Getty lead-zinc deposit in February, 2008. The Getty deposit is subject to a 1% Gross Metal Royalty held by Globex.

During March, 2008, Rocmec Mining Inc. announced additional gold intersections from the Boucher Zone on Globex's Russian Kid gold royalty property, while Strategic Resource Acquisition Inc reported new zinc zones and progress toward production at the Gordonsville base metal mine in Tennessee. Also, option partners C2C Gold Corporation Inc. and Animiki Mining Corporation Ltd. reported gold intersections from diamond drilling on Globex's 50% owned Blackcliff project.

During this Q1 period, the Company continued some of its laboratory work on magnesite ores in conjunction with hydro-metallurgical firm Drinkard Metalox Inc. This work was carried out on representative, "quartered" drill core from previously completed diamond drill hole TM-03. In a press release dated April 28, 2008, the Company announced that Globex and Drinkard Metalox had signed a binding letter of intent in order to initiate bench and pilot scale test work under a joint venture arrangement. This joint venture (Globex 75%: Drinkard 25%) will undertake scoping level test work to ascertain the applicability and economic viability of hydro-metallurgy techniques to produce magnesia (MgO) and other magnesium compounds from Globex's Timmins magnesite-talc-silica deposit located in Deloro township, Ontario. This well known, magnesite-talc-silica deposit has a historical, non NI 43-101 conformable resource of over 100 million tonnes of minable material. The Company is particularly pleased with this new relationship with Drinkard Metalox Inc. and the potential development of Globex's magnesite deposit.

Total cash exploration spending in 2008 amounted to $870,254 (2007 - $273,559). Mining property taxes totalled $12,081 (2007 - $16,607).

The Company believes that the carrying cost or book value of mining and exploration properties owned by the Company may not fairly represent its assets for any one of the following reasons: 1) Many of the Company's mineral properties were acquired over a 25-year period at nominal costs when commodity prices, and thus property values, were much lower than today; 2) An exploration property, previously optioned, may have been reduced to zero cost as a result of option payments received. If the option contract was not completed, the property is still an asset of the Company, for example, the Mooseland property in Halifax county; and 3) According to Canadian generally accepted accounting principles, if no significant work has been done on a mineral property in the past 3 years, it must be written off. The property continues to be held by the Company and may have value as a result of mineral deposits thereon and untested exploration targets.

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this document and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. The involvement of Jack Stoch, President, Dianne Stoch, Secretary-Treasurer and Debra Turpin, Controller, in the design and operation of disclosure controls and procedures was effective at and for the quarter ending March 31, 2008 and provides reasonable assurance that all material information relating to the Company is disclosed.

Internal Control over Financial Reporting

During the quarter ended March 31, 2008, the Company evaluated the design of internal controls over financial reporting for its operating and accounting systems. As the evaluation of the disclosure controls and procedures mentioned above, the design of internal controls over financial reporting was evaluated as defined in the Multilateral Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these controls and procedures are adequate and provide a reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with Canadian GAAP.

Related Party Transactions

In 2008, the Company made the payments described below to two shareholders, both of whom are officers and directors of the Company, and to a company controlled by a shareholder. A summary of related party transactions including all remuneration paid out for services provided follows:

	2008	2007
Compensation - Jack Stoch, President and CEO	$ 40,000	$ 22,500
Compensation - Dianne Stoch, Secretary-Treasurer and CFO	30,000	18,000
Rent - office, core shack and core storage and equipment	9,300	5,300
Cadillac - Wood Gold Mine property option	-	425,250
	$ 79,300	$ 471,050

The Board of Directors increased the annual compensation to $160,000 for Jack Stoch (President and CEO) and $120,000 for Dianne Stoch (Secretary-Treasurer and CFO) for the 2008 fiscal year. The Board believes that the current compensation is more in line with the remuneration received by officers of mineral exploration peer group companies.

Changes in Accounting Policy

Section 1506, Accounting Changes prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This Section allows for voluntary changes in accounting policies only if they result in the financial statements providing reliable and more relevant information. In addition, this Section requires entities to disclose the fact that they did not apply a primary source of GAAP that have been issued but not yet effective. The adoption of this Section had no impact on the consolidated financial position or results of operations for the period ended March 31, 2008.

Section 1535, Capital disclosures establishes disclosure requirements regarding an entity's capital, including (i) an entity's objectives, policies, and processes of managing capital; (ii) quantitative date about what the entity regards as capital; iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new standard has had no impact on the consolidated financial position or results of operations for the period ended March 31, 2008.

Sections 3862 and 3863, Financial instrument - Disclosures and 3863 Financial Instruments - This presentation replaces Section 3861 Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements while leaving presentation requirements unchanged. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new standard has had no impact on the consolidated financial position or results of operations for the period ended March 31, 2008.

Future Accounting Changes

International Financial Reporting Standards
In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB's strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Financial Instruments

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The carrying value of cash and cash equivalents, cash restricted for flow-through expenditures, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature. The fair value of marketable securities is based on quoted market prices.

Stock-based Compensation

Recognition of contribution to the success of the Company through stock-based compensation conserves cash and acts as an incentive for employees and service providers to maintain their high level of participation. The Company records stock options granted using a fair value based method of accounting, the Black-Scholes model, to estimate fair value.

In the first quarters of 2008 and 2007, the Company did not grant stock options. A stock option, assigned a fair value of $700, was exercised in March 2008 and 150,000 stock options with a fair value of $418,293, expired/matured without being exercised.

The Company cautions that the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded, thus the Black-Scholes model may overestimate the actual value of the options that the Company has granted. Further, the Black-Scholes model also requires an estimate of expected volatility. The Company uses its historical volatility rates to calculate an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Further, the determined fair value is charged to operations with an offsetting amount credited to Contributed Surplus. Upon exercise of an option, the corresponding fair value stored in Contributed Surplus is transferred to Capital Stock, recognizing the fair value cost of the stock issued. It should be noted however, that if an option matures without being exercised, the fair value credited to Contributed Surplus remains in that account ad infinitum.

Capital Stock

As at March 31, 2008, 17,832,674 common shares are issued and outstanding and 2,255,500 stock options remain outstanding for a fully diluted common share capital of 20,088,174.

Liquidity and Working Capital

At March 31, 2008, the Company had cash and cash equivalents of $1,693,133 compared to $2,242,511 at December 31, 2007 excluding cash restricted for flow-through expenditures of $1,619,321 (2007 - $2,477,000). With March 31, 2008 working capital of $10,633,360 (December 31, 2007 - $8,956,268), exploration spending is expected to exceed $2.4 million for 2008, already funded, the Company believes the cash position is adequate to meet current needs. Globex does not have any long-term debt or similar contractual commitments.

On March 31, 2008, the Company repurchased 4,100 common shares under its normal course issuer bid (NCIB) for $10,393 ($2.53 per share).

Risks

Risks beyond the control of the Company come from multiple sources.

Metal Prices: World-wide supply and demand for metals determines metal prices. Higher metal prices spur exploration activity and thus drive up the terms at which Globex can option its properties. The ability of the Company to market and/or develop its properties and the future profitability of the Company are directly related to the market price of metals. Metal prices also directly affect the revenue stream that Globex anticipates from mines in production. Lower metal prices equal lower revenue. Higher metal prices equal higher revenue.

Currency Exchange Fluctuations: Metal prices are quoted in US dollars. The recent weakness of the US dollar against the Canadian dollar shrinks potential metal revenues when translated into Canadian dollars while mining and exploration costs in Canadian dollars remain constant or actually increase. The viability of a mine could be determined by currency fluctuation.

Staff Recruitment and Retention: Following the last down-cycle in the metal market, many experienced mining exploration geologists and technicians changed careers. Some universities closed their geology departments. As a result of the cyclical nature of the business, it is very difficult to find and retain the experienced, competent individuals required to build a company. Salaries, benefits and working conditions have risen dramatically and need to be competitive.

Option Revenue: Option contracts taken to term can appear extremely lucrative. However, if exploration results are poor in year 1, the property may be returned after only a single payment. These negative results may further, mean share payments received by the Company lose value. If the main target of a particular property is drilled with negative results, the property may cease to have exploration potential and thus the ability to generate future option revenue.

Success of Partners: The outcome of efforts by joint venture, option and royalty partners has a significant effect on the Company's profitability. If they are successful in achieving their goals in a timely and cost-efficient manner, the Company will benefit. Should they fail financially, technically or for other reasons, we will be negatively affected.

Government Legislation and Taxation: Flow-through financing, combined with provincial tax credits for exploring in Quebec, are potentially important sources for financing Globex's exploration programs. Any material changes in these programs could adversely affect the Company's operations.

Finding and Developing Economic Reserves: The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

Other risks the Company faces are: renegotiation of contracts, permitting, reserves estimation, environmental factors, governments not enforcing access laws and various other regulatory risks.

Forward-looking Statements

Certain statements in this document are forward-looking and prospective. Such statements reflect management's expectations regarding future growth, performance, business prospects and opportunities. Wherever possible, words such as "may," "will," "expect," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "continue" or the negatives of these terms or variations of them or similar terminology have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. A number of factors could cause our actual results, performance or achievements in future periods to differ materially from the results discussed or implied in the forward-looking statements. Although the forward-looking statements contained in this analysis are based upon what management believes to be reasonable assumptions, we can provide no assurance that actual results will be consistent with these forward-looking statements. The forward-looking statements contained herein are made as of the date hereof and the Company disclaims any intention, and assumes no obligation, to update or revise these forward-looking statements to reflect new events or circumstances.

Outlook

The Company is optimistic about the future with a number of optionees at or approaching production.

First Metals Inc. declared commercial production on March 1, 2008 at its Fabie Mine in Hebecourt township: Shares, cash and royalty revenue added $4.5 million to Globex's gross revenue in 1st quarter 2008. Production is subject to a 2% net metal return payable to Globex. A 10% net profit return is payable after the recoup of $10 million in capital costs by First Metals Inc. The Magusi River property is subject to the same royalty and net profit terms.

Strategic Resource Acquisition Corporation ("SRA"), which owns significant zinc assets in Tennessee, USA, expects to be in full production by mid-2008. In addition to owning 632,000 common shares of SRA, Globex has a 1.4% gross overriding royalty on all zinc production at an LME zinc price of, at or over US$1.10 or 1% on all zinc production between US$0.90 and US$1.09.

According to their press release dated May 8, 2007, Rocmec Mining Inc. started "regular ore shipments" to Xstrata's Rouyn-Noranda smelter. A net metal royalty of 5% on all metals generated in the production of the first 25,000 gold ounces and 3% on all metals produced thereafter is due from Rocmec on all production from the Russian Kid Mine. On April 30, 2008, Rocmec announced the purchase of a 75 tonne per day mill which is expected to be operational by mid-October 2008.

2008 Royalties from mine production are expected to provide the Company with a revenue stream to supplement its hard cash needs.

Our principal exploration focus continues to be the Wood-Pandora joint venture project, in Cadillac township: An independent NI 43-101 compliant resource evaluation of this mineralized body was completed in late February 2008 indicating a NI 43-101 conformable inferred resource of 243,000 tonnes grading 17.26 g/t Au.

2008 exploration is fully funded by 2007 flow-through share financings. Significant work is on-going at Lyndhurst, Zulapa, Parbec and Tonnancour properties as well as several others.

The Company is actively seeking optionees for its numerous and multi-stage exploration properties.

Subsequent to March 31, 2008, the Company signed a Binding Letter of Intent with Drinkard Metalox for advanced test work on magnesite ore from the Deloro property in Timmins, Ontario.

Additional Information

This analysis should be read in conjunction with the most recent financial statements. Financial information about the Company is contained in its comparative financial statements for the quarter ended March 31, 2008 and the fiscal year ended December 31, 2007 and additional information about the Company, including the Annual Information Form (AIF), is available on SEDAR at www.sedar.com. Further, the Company posts all publicly filed documents, including the AIF and the Management Discussion and Analysis, on its website www.globexmining.com in a timely manner.

If you would like to obtain, at no cost to you, a copy of the 2008 and/or 2007 Management Discussion and Analysis, please send your request to:

Globex Mining Enterprises Inc.
86, 14th Street, Rouyn-Noranda, Quebec J9X 2J1
Telephone: 819.797.5242 Telecopier: 819.797.1470
Email: dstoch@globexmining.com

Authorization

The contents and the dissemination of this Management's Discussion and Analysis have been approved by the Board of Directors of the Company.

(Signed)
Jack Stoch
Director

(Signed)
Dianne Stoch
Director

DATED at Rouyn-Noranda, Quebec

May 14, 2008

END